Second Quarter 2012 Report to Shareholders

BMO Financial Group Reports Another Quarter of Strong Results, Increasing Net Income by 27%     Year Over Year to $1.03 Billion

Financial Results Highlights1:

Second Quarter 2012 Compared with Second Quarter 2011:

•	Net income of $1,028 million, up $215 million or 27%

•	Adjusted net income[2] of $982 million, up $212 million or 28%

•	Reported EPS[3] of $1.51, up 14%

•	Adjusted EPS[2],3 of $1.44, up 15%

•	Reported ROE of 16.2%, compared with 17.5%

•	Adjusted ROE[2] of 15.4%, compared with 16.6%

•	Provisions for credit losses of $195 million, down $102 million

•	Common Equity Ratio remains strong at 9.90%, using a Basel II approach

Year-to-Date 2012 Compared with Year-to-Date 2011:

•	Net income of $2,137 million, up $499 million or 31%

•	Adjusted net income[2] of $1,954 million, up $367 million or 23%

•	Reported EPS[3] of $3.14, up 18%

•	Adjusted EPS[2,3] of $2.86, up 11%

•	Provisions for credit losses of $336 million, down $284 million

Toronto, May 23, 2012 – For the second quarter ended April 30, 2012, BMO Financial Group reported strong net income of $1,028 million or $1.51 per share. On an adjusted basis, net income was $982 million or $1.44 per share.

1	Effective the first quarter of 2012, BMO’s consolidated financial statements and the accompanying Interim Management’s Discussion and Analysis (MD&A) are prepared in accordance with International Financial Reporting Standards (IFRS), as described in Note 1 to the unaudited interim consolidated financial statements. Amounts in respect of comparative periods for 2011 have been restated to conform to the current presentation. References to GAAP mean IFRS, unless indicated otherwise.
2	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Items excluded from second quarter 2012 results in the determination of adjusted results totalled net income of $46 million after tax, comprised of a $55 million after-tax net benefit of credit-related items in respect of the acquired Marshall & Ilsley Corporation (M&I) performing loan portfolio; costs of $74 million ($47 million after tax) for the integration of the acquired business; a $33 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; the benefit of run-off structured credit activities of $76 million ($73 million after tax); restructuring charges of $31 million ($23 million after tax) to align our cost structure with the current and future business environment; and a decrease in the collective allowance for credit losses of $18 million ($12 million after tax). Items excluded from the year-to-date adjusted results totalled net income of $183 million after tax and consisted of a $169 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio; a $144 million ($90 million after tax) charge for the integration of the acquired business; a $67 million ($48 million after tax) charge for amortization of acquisition-related intangible assets; the benefit of run-off structured credit activities of $212 million ($209 million after tax); restructuring charges of $99 million ($69 million after tax) to align our cost structure with the current and future business environment; and a decrease in the collective allowance for credit losses of $18 million ($12 million after tax). All of the adjusting items are reflected in results of Corporate Services except for the amortization of acquisition-related intangible assets, which is charged across the operating groups. Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results and may enhance readers’ analysis of performance. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section of the MD&A, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
3	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. Earnings per share is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

“BMO produced strong financial results again in the second quarter,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “The consistent focus we have on customers and their success is underpinned by a strong, consistent brand and is grounded in the belief that a relationship bank is relevant to households and companies, as they manage their finances and improve their financial position. Simply stated, the importance we place on giving our customers increased confidence has helped us carve out a distinct position in the marketplace – and is the key to accelerating profitable growth.

“In P&C Canada, our sales efforts are driving higher volumes across most products and higher fee revenues. We continue to benefit from a deeper understanding of customers’ evolving needs. In anticipation of market conditions, we acted to introduce offers that we believe are more suitable for all customers – and we are helping to move the market as a consequence, to a better place.

“The integration of our U.S. banking platform is on track. The business has been materially strengthened with expanded access to existing and new regions, increased brand awareness and a better ability to compete in highly attractive markets. The commercial team continues to outperform, and there’s visible, strong growth in our commercial and industrial book.

“BMO Capital Markets delivered good performance with higher revenue and net income than last quarter. Obviously, market uncertainty persists, but our diversified portfolio of businesses and broad client base position us well to take advantage of revenue opportunities.

“Private Client Group’s net income was up sharply – its best financial performance in two years. The results were strong and we continue to grow. We entered into two definitive agreements to acquire businesses that further enhance our wealth management capabilities and expand our geographic reach. Earlier this month, we opened a representative office in the Gulf Cooperation Council states to get closer to clients we have been dealing with for decades – and raise the visibility of our global asset management capability.

“Our businesses delivered strong performance in a highly competitive environment. Last fall, we embarked on a significant long-term plan to further increase the competitiveness of the bank and enhance our return on equity; the work is well underway, and we’re simplifying structures and processes. Ultimately, the BMO brand and the message it carries is our best resource in building the business – and it’s also our best protection against uncertainty. There can be no element more important in managing the complexity of regulatory change than our established commitment to making money make sense,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a third quarter dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.

BMO Financial Group Second Quarter Report 2012 • 1

Operating Segment Overview

P&C Canada

Net income was $446 million, up $32 million or 7.8% from a year ago. Results reflect higher revenues from increased volume across most products and increased fee revenue, partially offset by lower net interest margins. Expenses were basically unchanged, reflecting cost management discipline, resulting in positive operating leverage of 2.3%.

Net income was consistent with the first quarter, despite fewer days in the current period.

As we remain focused on making money make sense for our customers, we are seeing our innovative products and enhanced multichannel capabilities make a difference. We are seeing further increases in the average number of product categories used by both personal and commercial customers and customer loyalty, as measured by net promoter score, continues to improve in both our personal and commercial businesses. Through the first half of 2012, we strengthened our branch network, opening or upgrading 17 locations across the country and adding 200 Cash Automated Banking Machines (ABMs). We recently announced plans to add more than 800 ABMs overall across Canada by the end of 2014, which will increase our network to almost 3,000 machines.

In personal banking, our award winning mortgage product is helping new and existing customers become mortgage free faster while improving retention and forming the foundation for new and expanded long-term relationships. For two years now, we have been actively promoting fixed rate products with shorter amortization periods. With these products, Canadians can pay less interest, become mortgage free faster, protect themselves against rising rates and potentially retire debt free.

In commercial banking, we continued to rank #2 in Canadian business banking loan market share. Our Open for Business campaign is underway and we are making $10 billion available to Canadian businesses over the course of the next three years to help them boost productivity and expand into new markets. We saw further growth in sales of our cash management solutions due to our strong Online Banking for Business capability, combined with our growing cash management sales force. Our goal is to become the bank of choice for businesses across Canada by providing the knowledge, advice and guidance that our customers value.

P&C U.S. (all amounts in US$)

Net income of $122 million increased $68 million from $54 million in the second quarter a year ago. Adjusted net income was $137 million, up $78 million from a year ago as a result of the acquisition of Marshall & Ilsley Corporation.

Adjusted net income decreased $15 million from the first quarter primarily due to reductions in net interest income related to lower loan spreads.

Commercial loans, excluding the commercial real estate and run-off portfolios, have seen two sequential quarters of growth. Average deposits increased $0.8 billion from the prior quarter, due to continued deposit growth in our commercial business.

During the quarter, we celebrated the opening of the first branch built under the BMO Harris Bank brand. Through the transparency and openness of its design, the branch layout supports our commitment to be the bank that defines a great customer experience by making it easier for employees to focus on the customer. The branch is more than just a place to conduct financial transactions; it is a destination for comprehensive financial education, planning and guidance.

Our Commercial Bank team recently launched a new initiative that demonstrates our commitment to market leadership. The Thought Leadership initiative delivers to our customers and prospects valuable insights and information from our industry and financial experts. These tools are available on the Resource Center on the BMO Harris Commercial Bank website, which includes frequently updated blogs, newsletters, white papers, webinars and client success stories. In addition, we’ve partnered with the Wall Street Journal to create “Boss Talk,” a weekly editorial segment where global business leaders discuss their points of view on business and industry challenges and opportunities. We’ve also partnered with Forbes to produce two custom research studies that will dive into issues that affect mid-market businesses.

During the quarter, we officially kicked off phase two of our rebranding efforts, during which we will rebrand all remaining legacy M&I and Harris Bank locations under the BMO Harris Bank banner upon systems conversion. The momentum and lessons learned from phase one are serving as a strong foundation for our work.

2 • BMO Financial Group Second Quarter Report 2012

Private Client Group

Net income was $145 million, up $54 million or 59% from a year ago. Adjusted net income was $150 million, up $57 million or 62% from a year ago. Adjusted net income in PCG excluding insurance was $98 million, up $5 million from a year ago. Results benefited from acquisitions and higher spread-based and fee-based revenue, partly offset by lower transaction volumes in brokerage. Adjusted net income in insurance was $52 million. Prior year insurance results were negatively affected by the $47 million impact of unusually high earthquake-related reinsurance claims. Compared to the first quarter, adjusted net income was up $40 million or 37%, as the prior quarter was negatively impacted by unfavourable movements in long-term interest rates.

Assets under management and administration grew by $159 billion from a year ago to $445 billion primarily due to acquisitions. Compared to the first quarter, assets under management and administration increased 2.4%. We continue to attract new client assets and are benefiting from improved equity market conditions.

On April 12, 2012, BMO announced that it had entered into a definitive agreement to acquire CTC Consulting, a U.S.-based independent investment consulting firm providing dynamic investment research, advice and advisory services to clients and select multi-family offices and wealth advisors. This acquisition expands and enhances our manager research and advisory capabilities and investment offering to ultra-high net worth clients and will further strengthen and expand our presence in the United States. The transaction is expected to close by June 30, 2012, subject to customary closing conditions.

BMO also entered into a definitive agreement in the second quarter to acquire an Asian-based wealth management business. Based in Hong Kong and Singapore, the business provides private banking services to high net worth individuals in the Asia-Pacific region and had assets under management of almost $2 billion as at March 31, 2012. The deal is subject to certain closing conditions including regulatory approvals and is expected to close by early 2013.

For the second consecutive year, Global Banking and Finance Review named BMO Harris Private Banking the Best Private Bank in Canada, citing its industry-leading quality of service and wealth of expertise.

During the quarter, Private Asset Management Magazine presented U.S. Harris MyCFO with its 2012 award for Best Client Service by a Multi-Family Office, recognizing our success serving high net worth individuals and families in an increasingly complex economic and legislative environment.

BMO Capital Markets

Net income for the current quarter was $225 million, largely consistent with the $229 million of a year ago. Net income increased $27 million or 14% from the first quarter in a better capital markets environment. The current quarter saw some improvement in investment and corporate banking market activity, especially in Canada, while trading revenues declined slightly relative to the first quarter.

During the quarter, we were named the Best Investment Bank, Canada for the second time as well as the Best Metals and Mining Investment Bank for the third year in a row by Global Finance magazine. In addition, BMO Capital Markets received the Best FX Bank – North America award at the Dealmakers Monthly Country awards 2012, and Best Foreign Exchange Provider China 2012 award at the Global Banking and Finance Review 2012 awards. These designations reflect our clients’ recognition of BMO Capital Markets for distinguished service over the course of the year.

BMO Capital Markets participated in 128 new issues in the quarter including 40 corporate debt deals, 27 government debt deals, 49 common equity transactions and 12 issues of preferred shares, raising $57 billion.

Corporate Services

Corporate Services’ net income for the quarter was $91 million, an increase of $65 million from a year ago. On an adjusted basis, net income was $21 million, an improvement of $47 million from a year ago. Adjusting items are detailed in the Adjusted Net Income section and in the Non-GAAP Measures section. Adjusted revenues were $62 million lower, mainly due to the interest received on the settlement of certain tax matters in the prior year. Adjusted non-interest expense was $38 million higher, primarily due to the impact of the acquired business. Adjusted provisions for credit losses were better by $162 million, due to a $117 million ($72 million after-tax) recovery of provisions for credit losses on M&I purchased credit impaired loans, as well as lower provisions charged to Corporate Services under BMO’s expected loss provisioning methodology, which is explained in the Corporate Services section at the end of this MD&A.

Acquisition of Marshall & Ilsley Corporation (M&I)

On July 5, 2011, BMO completed the acquisition of M&I. In this document, M&I is generally referred to as the ‘acquired business’ and other acquisitions are specifically identified. Activities of the acquired business are primarily reflected in the P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets.

The acquired business contributed $171 million to reported net income and $181 million to adjusted net income for the quarter. It contributed $440 million to reported net income and $396 million to adjusted net income for the year to date.

BMO Financial Group Second Quarter Report 2012 • 3

Adjusted Net Income

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. Items excluded from second quarter 2012 results in the determination of adjusted results totalled $46 million of net income or $0.07 per share and were comprised of:

•

the $55 million after-tax net benefit for credit-related items in respect of the acquired M&I performing loan portfolio, including $152 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $49 million for the release of the credit mark related to early repayment of loans), net of a $62 million provision for credit losses (comprised of an increase in the collective allowance of $18 million and specific provisions of $44 million) and related income taxes of $35 million. These credit-related items in respect of the acquired M&I performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the acquired M&I performing loan portfolio;

•

costs of $74 million ($47 million after tax) for integration of the acquired business including amounts related to system conversions, restructuring and other employee-related charges, consulting fees and marketing costs in connection with customer communications and rebranding activities;

•

the $76 million ($73 million after-tax) benefit from run-off structured credit activities (our credit protection vehicle and structured investment vehicle). These vehicles are consolidated on our balance sheet under IFRS and results primarily reflect valuation changes associated with these activities that have been included in trading revenue;

•

a restructuring charge of $31 million ($23 million after tax) to align our cost structure with the current and future business environment. This action is part of the broader effort underway in the bank to improve productivity;

•	a decrease in the collective allowance for credit losses of $18 million ($12 million after tax) on loans other than the M&I acquired loan portfolio; and
•	the amortization of acquisition-related intangible assets of $33 million ($24 million after tax).

Adjusted net income was $982 million for the second quarter of 2012, up $212 million or 28% from a year ago. Adjusted earnings per share were $1.44, up 15% from $1.25 a year ago. All of the above adjusting items were recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups. The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

4 • BMO Financial Group Second Quarter Report 2012

Financial Highlights

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the six months ended
	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011	Change from April 30, 2011	April 30, 2012	April 30, 2011	Change from April 30, 2011
Income Statement Highlights
Total revenue	$3,959	$4,117	$3,822	$3,320	$3,333	18.8%	$8,076	$6,801	18.7%
Provision for credit losses	195	141	362	230	297	(34.4)	336	620	(45.9)
Non-interest expense	2,499	2,554	2,432	2,221	2,030	23.2	5,053	4,088	23.6
Reported net income	1,028	1,109	768	708	813	26.5	2,137	1,638	30.5
Adjusted net income(b)	982	972	832	856	770	27.5	1,954	1,587	23.1
Net income attributable to non-controlling interest in subsidiaries	18	19	19	18	18	1.1	37	36	2.0%
Net income attributable to Bank shareholders	1,010	1,090	749	690	795	27.1	2,100	1,602	31.1
Adjusted net income attributable to Bank shareholders(b)	964	953	813	838	752	28.1	1,917	1,551	23.6
Reported Net Income by Operating Segment
Personal & Commercial Banking Canada	446	446	439	443	414	7.8%	892	891	0.1%
Personal & Commercial Banking U.S.	121	137	155	90	53	+100	258	107	+100
Private Client Group	145	105	137	104	91	59.3	250	235	6.1
BMO Capital Markets	225	198	143	270	229	(1.5)	423	489	(13.4)
Corporate Services (a)	91	223	(106)	(199)	26	+100	314	(84)	+100
Common Share Data ($)
Diluted earnings per share	$1.51	$1.63	$1.11	$1.09	$1.32	0.19	$3.14	$2.66	$0.48
Diluted adjusted earnings per share (b)	1.44	1.42	1.20	1.34	1.25	0.19	2.86	2.57	0.29
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	-	1.40	1.40	-
Book value per share	38.06	37.85	36.76	35.38	31.38	6.68	38.06	31.38	6.68
Closing share price	58.67	58.29	58.89	60.03	62.14	(3.47)	58.67	62.14	(3.47)
Total market value of common shares ($ billions)	37.7	37.3	37.6	38.3	35.4	2.3	37.7	35.4	2.3
	As at
	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011	Change from April, 30, 2011
Balance Sheet Highlights
Assets	$525,503	$538,260	$500,575	$502,036	$439,548	19.6%
Net loans and acceptances	245,522	242,621	238,885	235,327	204,921	19.8
Deposits	316,067	316,557	302,373	292,047	254,271	24.3
Common shareholders’ equity	24,485	24,238	23,492	22,549	17,874	37.0
	For the three months ended						For the six months ended
	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011		April 30, 2012	April 30, 2011
Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	2.0	1.6	1.9	3.9	4.4		2.0	4.4
Diluted earnings per share growth	14.4	21.6	(10.5)	(3.5)	4.8		18.0	11.8
Diluted adjusted earnings per share growth (b)	15.2	7.6	(4.8)	17.5	(2.3)		11.3	6.6
Return on equity	16.2	17.2	12.7	13.3	17.5		16.7	17.7
Adjusted return on equity (b)	15.4	15.0	13.9	16.4	16.6		15.2	17.1
Net economic profit ($ millions) (b)	366	434	150	151	315		800	640
Net economic profit (NEP) growth (b)	16.2	33.4	(21.1)	31.0	30.9		24.9	61.7
Operating leverage	(4.4)	(5.4)	(1.8)	(2.6)	(1.4)		(4.9)	0.7
Adjusted operating leverage (b)	(3.3)	(7.6)	(2.6)	6.9	(2.9)		(5.5)	(0.4)
Revenue growth	18.8	18.7	18.1	13.9	9.0		18.7	11.7
Adjusted revenue growth (b)	14.9	8.5	13.4	16.0	6.1		11.6	9.9
Non-interest expense growth	23.2	24.1	19.9	16.5	10.4		23.6	11.0
Adjusted non-interest expense growth (b)	18.2	16.1	16.0	9.1	9.0		17.1	10.3
Non-interest expense-to-revenue ratio	63.1	62.0	63.7	66.9	60.9		62.6	60.1
Adjusted non-interest expense-to-revenue ratio (b)	63.2	63.5	63.8	61.2	61.5		63.4	60.4
Net interest margin on average earning assets	1.89	2.05	2.01	1.76	1.82		1.97	1.80
Adjusted net interest margin on average earnings assets (b)	1.76	1.85	1.78	1.78	1.83		1.81	1.81
Provision for credit losses-to-average loans and acceptances (annualized)	0.32	0.23	0.60	0.43	0.58		0.28	0.61
Effective tax rate	18.72	22.02	25.31	18.04	19.18		20.47	21.74
Gross impaired loans and acceptances-to-equity and allowance for credit losses	9.34	8.74	8.98	7.94	10.18		9.34	10.18
Cash and securities-to-total assets ratio	32.0	32.2	29.5	32.0	32.9		32.0	32.9
Common equity ratio (based on Basel II)	9.90	9.65	9.59	9.11	10.67		9.90	10.67
Basel II tier 1 capital ratio	11.97	11.69	12.01	11.48	13.82		11.97	13.82
Basel II total capital ratio	14.89	14.58	14.85	14.21	17.03		14.89	17.03
Credit rating (d)
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2		Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+
Twelve month total shareholder return	(1.0)	5.7	2.4	0.0	3.2		(1.0)	3.2
Dividend yield	4.77	4.80	4.75	4.66	4.51		4.77	4.51
Price-to-earnings ratio (times)	11.0	11.3	12.1	12.0	12.4		11.0	12.4
Market-to-book value (times)	1.54	1.54	1.49	1.58	1.82		1.54	1.82
Return on average assets	0.76	0.81	0.56	0.59	0.74		0.78	0.73
Equity-to-assets ratio	5.1	5.0	5.3	5.1	4.7		5.1	4.7

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.
(b)	These are Non-GAAP measures. Refer to the Non-GAAP Measures section at the end of the Financial Review for an explanation of the use and limitations of Non-GAAP measures and detail on the items that have been excluded from results in the determination of adjusted measures. Earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(c)	For the period ended, or as at, as appropriate.
(d)	For a discussion of the significance of these credit ratings, see the Liquidity and Funding Risk section on pages 88 to 90 of BMO’s Annual Management’s Discussion and Analysis.

Amounts for periods prior to fiscal 2011 have not been restated for IFRS. As a result, growth measures for 2011 may not be meaningful.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of May 23, 2012. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS, unless indicated otherwise. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2012, included in this document, and the annual MD&A for the year ended October 31, 2011, included in BMO’s 2011 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data - Reported

(Unaudited) (Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income	2,120	428	25%	(198)	(9%)	4,438	1,029	30%
Non-interest revenue	1,839	198	12%	40	2%	3,638	246	7%
Revenue	3,959	626	19%	(158)	(4%)	8,076	1,275	19%
Specific provision for credit losses	195	(70)	(26%)	73	60%	317	(265)	(46%)
Collective provision for credit losses	-	(32)	(100%)	(19)	(100%)	19	(19)	(50%)
Total provision for credit losses	195	(102)	(34%)	54	38%	336	(284)	(46%)
Non-interest expense	2,499	469	23%	(55)	(2%)	5,053	965	24%
Provision for income taxes	237	44	23%	(76)	(24%)	550	95	21%
Net income	1,028	215	27%	(81)	(7%)	2,137	499	31%
Attributable to bank shareholders	1,010	215	27%	(80)	(7%)	2,100	498	31%
Attributable to non-controlling interest in subsidiaries	18	-	-	(1)	(3%)	37	1	2%
Net income	1,028	215	27%	(81)	(7%)	2,137	499	31%

Earnings per share – basic ($)	1.52	0.18	13%	(0.13)	(8%)	3.16	0.46	17%
Earnings per share – diluted ($)	1.51	0.19	14%	(0.12)	(7%)	3.14	0.48	18%
Return on equity (ROE)	16.2%		(1.3%)		(1.0%)	16.7%		(1.0%)
Productivity ratio	63.1%		2.2%		1.1%	62.6%		2.5%
Operating leverage	(4.4%)		nm		nm	(4.9%)		nm
Net interest margin on earning assets	1.89%		0.07%		(0.16%)	1.97%		0.17%
Effective tax rate	18.7%		(0.5%)		(3.3%)	20.5%		(1.3%)

Capital Ratios Reported
Basel II Tier 1 Capital Ratio	11.97%		(1.85%)		0.28%	11.97%		(1.85%)
Common Equity Ratio – using a Basel II approach	9.90%		(0.77%)		0.25%	9.90%		(0.77%)

Net income by operating group:
Personal and Commercial Banking	567	100	22%	(16)	(3%)	1,150	152	15%
P&C Canada	446	32	8%	-	-	892	1	-
P&C U.S.	121	68	+100%	(16)	(12%)	258	151	+100%
Private Client Group	145	54	59%	40	39%	250	15	6%
BMO Capital Markets	225	(4)	(1%)	27	14%	423	(66)	(13%)
Corporate Services, including T&O	91	65	+100%	(132)	(59%)	314	398	+100%
BMO Financial Group net income	1,028	215	27%	(81)	(7%)	2,137	499	31%

T&O means Technology and Operations.

nm – not meaningful.

BMO Financial Group Second Quarter Report 2012 • 5

Summary Data – Adjusted (1)

(Unaudited) (Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Adjusted net interest income	1,969	261	15%	(123)	(6%)	4,061	627	18%
Adjusted non-interest revenue	1,758	222	14%	107	6%	3,409	151	5%
Adjusted revenue	3,727	483	15%	(16)	-	7,470	778	12%
Adjusted specific provision and adjusted total provision for credit losses	151	(114)	(43%)	60	66%	242	(340)	(58%)
Adjusted non-interest expense	2,357	363	18%	(21)	(1%)	4,735	692	17%
Adjusted provision for income taxes	237	22	10%	(65)	(22%)	539	59	12%
Adjusted net income	982	212	28%	10	1%	1,954	367	23%
Attributable to bank shareholders	964	212	28%	11	1%	1,917	366	24%
Attributable to non-controlling interest in subsidiaries	18	-	-	(1)	(3%)	37	1	2%
Adjusted net income	982	212	28%	10	1%	1,954	367	23%

Adjusted earnings per share – basic ($)	1.45	0.19	15%	0.02	1%	2.88	0.27	10%
Adjusted earnings per share – diluted ($)	1.44	0.19	15%	0.02	1%	2.86	0.29	11%
Adjusted return on equity	15.4%		(1.2%)		0.4%	15.2%		(1.9%)
Adjusted productivity ratio	63.2%		1.7%		(0.3%)	63.4%		3.0%
Adjusted operating leverage	(3.3%)		nm		nm	(5.5%)		nm
Adjusted net interest margin on earning assets	1.76%		(0.07%)		(0.09%)	1.81%		-
Adjusted effective tax rate	19.5%		(2.3%)		(4.2%)	21.7%		(1.5%)

Capital Ratios - Reported
Basel II Tier 1 Capital Ratio	11.97%		(1.85%)		0.28%	11.97%		(1.85%)
Common Equity Ratio – using a Basel II approach	9.90%		(0.77%)		0.25%	9.90%		(0.77%)

Adjusted net income by operating group:
Personal and Commercial Banking	585	111	24%	(17)	(3%)	1,187	175	17%
P&C Canada	449	32	8%	1	-	897	1	-
P&C U.S.	136	79	+100%	(18)	(11%)	290	174	+100%
Private Client Group	150	57	62%	40	37%	260	22	9%
BMO Capital Markets	226	(3)	(1%)	28	14%	424	(65)	(13%)
Corporate Services, including T&O	21	47	+100%	(41)	(68%)	83	235	+100%
BMO Financial Group adjusted net income	982	212	28%	10	1%	1,954	367	23%

(1)	The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

6 • BMO Financial Group Second Quarter Report 2012

Management’s Responsibility for Financial Information

Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended April 30, 2012, and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at April 30, 2012, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

    Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the consolidated financial statements.

    Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    There were no changes in our internal control over financial reporting during the quarter ended April 30, 2012, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    As in prior quarters, Bank of Montreal’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

    A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2011 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2012 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

    By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

    We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of BMO’s 2011 annual MD&A, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

    In calculating the pro-forma impact of Basel III on our regulatory capital, risk-weighted assets (including Counterparty Credit Risk and Market Risk) and regulatory capital ratios, we have assumed that our interpretation of the proposed rules and proposals announced by the Basel Committee on Banking Supervision (BCBS) as of this date, and our models used to assess those requirements, are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted by OSFI as proposed by BCBS. We have also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the April 30, 2012, pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at quarter end or as close to quarter end as was practical. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

    Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality, risk of default and losses on default of the underlying assets of the structured investment vehicle were material factors we considered when establishing our expectations regarding the structured investment vehicle discussed in this interim MD&A, including the adequacy of first-loss protection. Key assumptions included that assets will continue to be sold with a view to reducing the size of the structured investment vehicle, under various asset price scenarios, and that the level of default and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions.

    Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered.

    In determining the impact of reductions to interchange fees in the U.S. Legislative and Regulatory Developments section, we have assumed that business volumes remain consistent with our expectations and that certain management actions are implemented that will modestly reduce the impact of the rules on our revenues.

    Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Outlook and Review section of this interim MD&A.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group Second Quarter Report 2012 • 7

Economic Outlook and Review

The Canadian economy is growing modestly, supported by low interest rates, but restrained by the strong Canadian dollar. The economy is expected to expand 2% in 2012, before picking up to 2.5% in 2013 on firmer U.S. demand. Households are spending more cautiously in the face of elevated debt levels and higher gasoline prices. Housing market activity has softened in most regions and mortgage growth is showing tentative signs of slowing. Governments are reining in spending to reduce budget deficits. Business investment continues to lead the expansion, notably in resource-rich Alberta and Saskatchewan, as most commodity prices remain elevated. The Canadian dollar is expected to generally trade above parity with the U.S. dollar for several years and improved U.S. demand should support exports in 2013. Amid modest growth, subdued inflation and a strong currency, the Bank of Canada will likely hold interest rates steady for the rest of this year. However, there is some risk of earlier rate increases should the economy outperform expectations.

The U.S. economy continues to expand moderately, abetted by low interest rates and improved household finances. The economy is expected to grow 2.4% in 2012 and 2.6% in 2013, a moderate rate but the highest of the Group of Seven nations. Despite the weak European economy, U.S. export growth remains healthy due to improved labour costs relative to other countries and the U.S. dollar’s past depreciation. Rising employment levels have lifted consumer confidence and spending, offsetting the adverse impact of higher fuel costs. Housing market activity is stabilizing, though home prices remain weak due to the still-large number of foreclosures. Business investment continues to lead the expansion and earnings growth remains strong. Although improved household finances should encourage a moderate pickup in consumer spending and housing market activity in 2013, restrictive fiscal policies will likely restrain growth. Unemployment is expected to decline very slowly, encouraging the Federal Reserve to keep short-term interest rates low for at least two more years.

The U.S. Midwest economy continues to grow moderately, supported by increased automotive production, solid global demand for agricultural products and rising output from the Bakken shale oil reserve, though held back by restrictive fiscal policies.

This Economic Outlook and Review section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were increased relative to the second quarter of 2011 and for the year to date relative to the comparable period in 2011 by the strengthening of the U.S. dollar. They were lowered relative to the first quarter of 2012 by a slight weakening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 3.1% from a year ago and fell by 2.1% from the average of the first quarter. The average rate for the year to date increased by 1.8%. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q2-2012		YTD-2012
(Canadian $ in millions, except as noted)	vs. Q2-2011	vs. Q1-2012	vs. YTD-2011
Canadian/U.S. dollar exchange rate (average)
Current period	0.9917	0.9917	1.0026
Prior period	0.9623	1.0133	0.9852

Effects on reported results
Increased (decreased) net interest income	26	(19)	32
Increased (decreased) non-interest revenue	14	(10)	17
Increased (decreased) revenues	40	(29)	49
Decreased (increased) expenses	(27)	18	(32)
Decreased (increased) provision for credit loses	1	-	-
Decreased (increased) income taxes	(1)	1	(1)
Increased (decreased) net income	13	(10)	16

Effects on adjusted results
Increased (decreased) net interest income	21	(16)	26
Increased (decreased) non-interest revenues	14	(10)	17
Increased (decreased) revenues	35	(26)	43
Decreased (increased) expenses	(23)	17	(28)
Decreased (increased) provision for credit loses	1	-	-
Decreased (increased) income taxes	(1)	-	(1)
Increased (decreased) adjusted net income	12	(9)	14

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. The impact of these hedging activities was insignificant.

The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.

The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

8 • BMO Financial Group Second Quarter Report 2012

Other Value Measures

BMO’s average annual total shareholder return for the five-year period ended April 30, 2012, was 2.0%.

Net economic profit (NEP) was $366 million, compared with $434 million in the first quarter and $315 million in the second quarter of 2011. Adjusted NEP was $296 million, compared with $273 million in the first quarter and $264 million in the second quarter of 2011. Changes in adjusted NEP relative to a year ago are reflective of higher earnings and increased capital, due largely to the M&I acquisition. Changes relative to the first quarter were attributable to improved earnings. NEP of $366 million represents the net income that is attributable to shareholders ($1,010 million), less preferred share dividends ($34 million), plus the after-tax amortization of intangible assets ($24 million), net of a charge for capital ($634 million), and is considered an effective measure of added economic value. Adjusted NEP is calculated in the same manner using adjusted net income rather than reported net income and excluding the addition of the amortization of intangible assets. NEP and adjusted NEP are non-GAAP measures. Please see the Non-GAAP Measures section for a discussion on the use and limitations of non-GAAP measures.

Net Income

Q2 2012 vs Q2 2011

Net income was $1,028 million for the second quarter of 2012, up $215 million or 27% from a year ago. Earnings per share were $1.51, up 14% from $1.32 a year ago.

Adjusted net income was $982 million for the second quarter of 2012, up $212 million or 28% from a year ago. Adjusted earnings per share were $1.44, up 15% from $1.25 a year ago. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

Adjusted net income growth reflects the benefits from both acquisitions and organic growth. There was significant growth in P&C U.S. as a result of the acquired business and in Private Client Group, as its results a year ago were negatively affected by unusually high earthquake-related reinsurance claims that lowered net income by $47 million. There was good growth in P&C Canada due largely to higher revenues from increased volumes across most products, while expenses were relatively unchanged. BMO Capital Markets was modestly lower and adjusted net income was higher in Corporate Services.

Provisions for credit losses were lower due to the impact of a $72 million after-tax recovery of provisions for credit losses on M&I purchased credit impaired loans. The effective tax rate was also lower, as explained in the Income Taxes section.

Q2 2012 vs Q1 2012

Net income decreased $81 million or 7.3% from the first quarter and earnings per share decreased $0.12 or 7.4%. Adjusted net income increased $10 million or 1.0% and adjusted earnings per share increased $0.02 or 1.4%.

On an adjusted basis, there were strong increases in Private Client Group and BMO Capital Markets. P&C Canada adjusted net income was consistent with the first quarter despite fewer days in the current quarter. There were reduced earnings in P&C U.S. and Corporate Services.

Adjusted revenues and expenses were slightly lower than in the first quarter, due in part to the impact of two fewer days in the current quarter. Provisions for credit losses increased due to higher provisions charged to Corporate Services under our expected loss provisioning methodology and lower recoveries of credit losses on M&I purchased credit impaired loans. The effective tax rate was lower in the current quarter.

Q2 YTD 2012 vs Q2 YTD 2011

Net income increased $499 million or 31% to $2,137 million. Earnings per share were $3.14, up $0.48 or 18% from a year ago. Adjusted net income increased $367 million or 23% to $1,954 million. Adjusted earnings per share were $2.86, up $0.29 or 11% from a year ago. The acquired business added $396 million to year-to-date adjusted net income.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

Revenue

Total revenue increased $626 million or 19% from a year ago. Adjusted revenue increased $483 million or 15% primarily due to the acquired business. P&C Canada revenues were relatively consistent while Private Client Group revenues were appreciably higher due to the effects of acquisitions and increased insurance revenues, as the prior year included a $50 million charge due to earthquake-related reinsurance claims. The stronger U.S. dollar increased adjusted revenue growth by $35 million.

Revenue decreased $158 million or 3.8% from the first quarter. Adjusted revenue decreased $16 million or 0.4%. There were lower revenues in both P&C Canada and P&C U.S. due to fewer days in the second quarter as well as reduced margins. There was significant growth in Private Client Group due to the effect of unfavourable movements in long-term interest rates in the prior quarter. There was growth in BMO Capital Markets due to increases in merger and acquisition fees and higher net investment securities gains and underwriting revenues. The weaker U.S. dollar decreased adjusted revenue growth by $26 million.

Revenue for the year to date increased $1,275 million or 19% and adjusted revenue increased $778 million or 12% due to the acquired business.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2012 • 9

Net Interest Income

Net interest income in the quarter increased $428 million or 25% from a year ago to $2,120 million. Adjusted net interest income increased $261 million or 15% to $1,969 million. The increase in adjusted net interest income was primarily in P&C U.S., due to the acquired business, with solid increases in Private Client Group and more modest increases in P&C Canada and BMO Capital Markets. Corporate Services adjusted net interest income was lower mainly due to interest received on the settlement of certain tax matters in the prior year.

BMO’s overall net interest margin increased by 7 basis points year over year to 1.89%. Adjusted net interest margin decreased by 7 basis points to 1.76% with decreases in each of the operating groups. Decreased margin in P&C Canada was primarily driven by competitive pressures and lower deposit spreads in the low interest rate environment. In P&C U.S., the decrease was due to deposit spread compression, which more than offset increased deposit balances, a favourable change in loan mix and the positive impact from the acquired business. In Private Client Group, the decrease was mainly due to lower deposit spreads, offset in part by higher deposit and loan balances in private banking. The decrease in net interest margin in BMO Capital Markets was primarily attributable to lower spreads in our corporate banking business. Corporate Services adjusted net interest income decreased year over year and contributed to BMO’s overall margin reduction.

Average earning assets in the second quarter increased $73 billion or 19% relative to a year ago, with a $5 billion increase as a result of the stronger U.S. dollar. There were higher assets in P&C U.S. due to the acquired business and strong organic commercial loan growth, and in Private Client Group, which benefited from personal loan growth in Canadian private banking. There were increased assets in BMO Capital Markets due to increased holdings of reverse repos as a result of client demand and higher deposits at the Federal Reserve. There was solid growth in P&C Canada loan balances across most products.

Relative to the first quarter, net interest income decreased $198 million or 8.5%. Adjusted net interest income decreased $123 million or 5.9%, in part due to fewer days in the current quarter. There was good growth in BMO Capital Markets with decreases across each of the other groups including Corporate Services.

BMO’s overall net interest margin decreased 16 basis points from the first quarter. Adjusted net interest margin decreased 9 basis points. Net interest margin improved in BMO Capital markets due to higher trading net interest income. There were decreases in the other groups. P&C Canada’s margin decreased primarily due to lower deposit spreads, as loan spreads remained relatively stable. The P&C U.S. decrease was due to lower loan spreads, resulting primarily from competitive pricing. The decrease in Private Client Group was largely due to higher than usual asset management revenues from a strategic investment in the first quarter.

Average earning assets increased $6 billion or 1.4% from the first quarter. There was growth in BMO Capital Markets due to higher trading assets. There was modest growth in P&C Canada and in Private Client Group and a slight net decrease in P&C U.S.

Year to date, net interest income increased $1,029 million or 30%. Adjusted net interest income increased $627 million or 18% to $4,061 million due primarily to the acquired business. There was a modest increase in P&C Canada. There was a decrease in BMO Capital Markets, as well as in Corporate Services mainly due to the interest received on the settlement of certain tax matters in 2011.

BMO’s overall net interest margin increased by 17 basis points to 1.97% for the year to date. On an adjusted basis, net interest margin was consistent with the prior year at 1.81%. Increases in P&C U.S. and Private Client Group, due in large part to the impact of the acquired business, offset reductions in P&C Canada and BMO Capital Markets and the impact of reduced adjusted net interest income in Corporate Services.

Average earning assets for the year to date increased $70 billion or 18%, and by $67 billion adjusted to exclude the impact of the stronger U.S. dollar. There were higher assets due to the acquisition and organic commercial loan growth in P&C U.S., and in Private Client Group, which also benefited from growth in Canadian personal banking. There was also growth in BMO Capital Markets, P&C Canada and Corporate Services.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Adjusted Net Interest Margin on Earning Assets (teb)*

(In basis points)	Q2-2012	Increase (Decrease) vs. Q2-2011	Increase (Decrease) vs. Q1-2012	YTD-2012	Increase (Decrease) vs. YTD-2011
P&C Canada	281	(12)	(9)	286	(11)
P&C U.S.	435	(15)	(8)	439	3
Personal and Commercial Client Group	323	6	(8)	327	9
Private Client Group	298	(18)	(82)	339	32
BMO Capital Markets	65	(12)	4	63	(17)
Corporate Services, including T&O**	nm	nm	nm	nm	nm
Total BMO adjusted net interest margin (1)	176	(7)	(9)	181	-
Total BMO reported net interest margin	189	7	(16)	197	17
Total Canadian Retail (reported and adjusted)***	281	(13)	(9)	285	(13)
*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

10 • BMO Financial Group Second Quarter Report 2012

Non-Interest Revenue

Non-interest revenue increased $198 million or 12% from the second quarter a year ago to $1,839 million. Adjusted non-interest revenue increased $222 million or 14% to $1,758 million. There was strong growth in deposit and payment service charges in P&C U.S. and in investment management fees and other revenue in Private Client Group, due to the acquired business. There was also strong growth in Private Client Group insurance revenues as the prior year’s results were negatively affected by $50 million of earthquake-related reinsurance claims. There were decreases in trading non-interest revenues, and in underwriting and merger and acquisition fees in BMO Capital Markets.

Relative to the first quarter, non-interest revenue increased $40 million or 2.2%. Adjusted non-interest revenue increased $107 million or 6.5%. Increased insurance revenues primarily resulted from the unfavourable effect of movements in long-term interest rates in the prior quarter. There was significant growth in merger and acquisition fees as well as growth in securities commissions and fees. Trading non-interest revenues were appreciably lower, while lending fees also decreased.

Year to date, non-interest revenue increased $246 million or 7.2% to $3,638 million. Adjusted non-interest revenue increased $151 million or 4.6% to $3,409 million. Increases from the acquired business were partially offset by declines in underwriting and advisory fees.

Non-interest revenue is detailed in the attached summary unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Non-Interest Expense

Non-interest expense increased $469 million or 23% from a year ago to $2,499 million. Adjusted non-interest expense increased $363 million or 18% from a year ago to $2,357 million. The acquired business increased adjusted expense by $311 million. The stronger U.S. dollar increased adjusted expense growth by $23 million or 1.2%. The remaining increase was due to the acquisition of Lloyd George Management (LGM) that was completed on April 28, 2011, investments in strategic initiatives, as well as increases in advertising, risk management and other support costs.

Relative to the first quarter, non-interest expense decreased $55 million or 2.1%. Adjusted non-interest expense decreased $21 million or 0.9%, due to disciplined expense management and two fewer days in the quarter. Decreases due to a litigation expense recognized in the prior quarter in P&C U.S. and employee compensation costs in respect of employees that are eligible to retire, which are expensed each year in the first quarter, were offset in part by higher revenue-based costs in certain businesses and investments in strategic initiatives.

Our increased focus on productivity has resulted in quarter-over-quarter adjusted operating leverage of 0.4% and an improvement in the adjusted productivity ratio of 0.3 percentage points.

Non-interest expense for the year to date increased $965 million or 24% to $5,053 million. Adjusted non-interest expense increased $692 million or 17% to $4,735, due to $618 million in expenses of the acquired business and the impact of continued investment in our businesses including technology development initiatives.

Non-interest expense is detailed in the attached unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2012 • 11

Risk Management

Uncertainty regarding the success of the austerity measures and bailouts in Europe continues to impact the global economic recovery. In the United States, the economy continues to grow moderately, with unemployment levels slowly improving and the housing market starting to stabilize.

Provisions for credit losses for the current and prior periods are reported on an IFRS basis starting in the first quarter of 2012, and as such include provisions resulting from the recognition of our securitized loans and certain special purpose entities on our balance sheet. IFRS also requires that we recognize interest income on impaired loans with a corresponding increase in provision for credit losses.

The provision for credit losses totalled $195 million in the second quarter of 2012. The adjusted provision for credit losses was $151 million, after adjusting for a $44 million specific provision for the M&I purchased performing loan portfolio. Adjusting items also include an $18 million increase in the collective allowance for the M&I purchased performing loan portfolio and an $18 million reduction in the collective allowance on other loans.

The adjusted specific provision for credit losses was $151 million, or an annualized 28 basis points of average net loans and acceptances, compared with $91 million or an annualized 17 basis points in the first quarter of 2012 and $265 million or an annualized 52 basis points in the second quarter of 2011. Included in the adjusted specific provision for credit losses is a recovery of $117 million related to the M&I purchased credit impaired loans this quarter, compared with a $142 million recovery in the first quarter of 2012.

On a geographic basis, specific provisions in Canada and all other countries (excluding the United States) were $177 million in the second quarter of 2012, $153 million in the first quarter of 2012 and $161 million in the second quarter of 2011. Specific provisions in the United States were $18 million in the second quarter of 2012, a $31 million recovery in the first quarter of 2012 and a charge of $104 million in the second quarter of 2011. On an adjusted basis, specific provisions in the United States for the comparable periods were a $26 million recovery, a $62 million recovery and a charge of $104 million, respectively.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.

Actual credit losses in the second quarter of 2012 were: $161 million in P&C Canada; $94 million in P&C U.S. ($55 million on an adjusted basis); $17 million in BMO Capital Markets; $6 million in Private Client Group ($1 million on an adjusted basis); and $34 million in Corporate Services, which included loans transferred from P&C U.S. to Corporate Services in the third quarter of 2011 and IFRS adjustments related to the interest on impaired loans. These actual credit losses exclude the $117 million recovery related to the M&I purchased credit impaired loans.

Actual credit losses in the first quarter of 2012 were: $149 million in P&C Canada; $80 million in P&C U.S. ($56 million on an adjusted basis); $11 million recovery in BMO Capital Markets; $6 million charge in Private Client Group ($4 million on an adjusted basis); and $40 million in Corporate Services ($35 million on an adjusted basis), which included loans transferred from P&C U.S. to Corporate Services in the third quarter of 2011 and IFRS adjustments related to the interest on impaired loans. These actual credit losses exclude the $142 million recovery related to the M&I purchased credit impaired loans.

Actual credit losses in the second quarter of 2011, on both a reported and adjusted basis, were: $159 million in P&C Canada; $80 million in P&C U.S.; $3 million in BMO Capital Markets; $5 million in Private Client Group; and $18 million in Corporate Services due to the IFRS adjustments related to the interest on impaired loans.

Impaired loan formations in BMO’s core portfolio (excluding the M&I purchased performing portfolio) totalled $455 million in the current quarter, up from $392 million in the first quarter of 2012 and $357 million a year ago. Impaired loan formations related to the M&I purchased performing portfolio were $444 million in the current quarter, up from $232 million in the first quarter of 2012. At acquisition, we recognized the likelihood of impairment in the purchased performing portfolio and losses on these impaired loans were adequately provided for in the credit mark.

Total gross impaired loans, excluding the purchased credit impaired loans, were $2,837 million at the end of the current quarter, up from $2,657 million in the first quarter of 2012 and $2,465 million a year ago. At the end of the quarter, there were $705 million of gross impaired loans related to the acquired portfolios, of which $116 million is subject to a loss-sharing agreement that expires in 2015 for commercial loans and 2020 for retail loans.

An active housing market in Canada with low interest rates and high consumer debt levels continues to imply potential risk. BMO’s Canadian residential mortgage portfolio represents 6.3% of the total Canadian residential mortgage market, which totalled $1,116 billion (Bank of Canada, March 2012). The portfolio is 70% insured, with an average loan-to-value ratio of 65% (adjusted for current housing values). The remaining 30% of the portfolio is uninsured, with an average loan-to-value ratio of 56%. BMO’s Home Equity Line of Credit portfolio is uninsured, but 95% of the exposures represent a priority claim and there are no exposures that had an average loan-to-value ratio greater than 80% at time of origination. We remain satisfied with our prudent and consistent lending standards throughout the credit cycle and will continue to monitor the portfolio closely.

BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 88 to 91 of BMO’s 2011 annual MD&A.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound liquidity position.

Trading and Underwriting Market Value Exposure (MVE) increased over the period, mainly due to an increase in fixed income activity. Exposure in the bank’s available-for-sale (AFS) portfolios decreased over the same period, mainly as a result of a recent model calibration.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is

12 • BMO Financial Group Second Quarter Report 2012

driven by rising interest rates and primarily reflects a lower market value for fixed-rate loans. Structural Earnings Volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans repricing at lower rates. MVE and economic value exposures under rising interest rates increased from the prior quarter largely due to book capital growth and customers’ preference for fixed rate mortgages. EV and earnings exposures under falling interest rate scenarios decreased from the prior quarter largely due to customers’ preference for fixed rate mortgages.

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Provision for Credit Losses

(Canadian $ in millions, except as noted)	Q2-2012	Q1-2012	Q2-2011	YTD-2012	YTD-2011
New specific provisions	458	412	336	870	736
Reversals of previously established allowances	(66)	(67)	(21)	(133)	(45)
Recoveries of loans previously written-off	(197)	(223)	(50)	(420)	(109)
Specific provision for credit losses	195	122	265	317	582
Change in collective allowance	-	19	32	19	38
Provision for credit losses (PCL)	195	141	297	336	620
Adjusted specific provision for credit losses (1)	151	91	265	242	582

PCL as a % of average net loans and acceptances (annualized) (2)	0.32%	0.23%	0.58%	0.28%	0.61%
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (3)	0.46%	0.49%	0.61%	0.47%	0.63%
Specific PCL as a % of average net loans and acceptances (annualized) (2)	0.32%	0.20%	0.52%	0.26%	0.57%
Adjusted specific PCL as a % of average net loans and acceptances (annualized) (1)	0.28%	0.17%	0.52%	0.23%	0.57%

(1)	Adjusted specific provision for credit losses excludes provisions related to the acquired M&I performing portfolio.
(2)	Ratio is presented including purchased portfolios.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

Changes in Gross Impaired Loans and Acceptances (GIL) (1)
(Canadian $ in millions, except as noted)	Q2-2012	Q1-2012	Q2-2011	YTD-2012	YTD-2011
GIL, beginning of period	2,657	2,685	2,739	2,685	2,894
Additions to impaired loans and acceptances	899	624	357	1,523	831
Reductions in impaired loans and acceptances (2)	(427)	(379)	(398)	(806)	(794)
Write-offs (3)	(292)	(273)	(233)	(565)	(466)
GIL, end of period (1)	2,837	2,657	2,465	2,837	2,465
GIL as a % of gross loans and acceptances (4)	1.15%	1.09%	1.19%	1.15%	1.19%
GIL as a % of gross loans and acceptances excluding purchased portfolios (4)	0.98%	1.04%	1.20%	0.98%	1.20%
GIL as a % of equity and allowances for credit losses (4)	9.34%	8.74%	10.18%	9.34%	10.18%
GIL as a % of equity and allowances for credit losses excluding purchased portfolios (4)	7.07%	7.39%	10.20%	7.07%	10.20%

(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and effects for consumer write-offs which have not been recognized in formations.
(3)	Excludes certain loans that are written-off directly and not classified as new formations ($106 million in Q2-2012, $104 million in Q1-2012; and $105 million in Q2-2011).
(4)	Ratio is presented including purchased portfolios. Ratio is also presented excluding purchased portfolios, to provide for better historical comparisons.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended April 30, 2012				As at January 31, 2012	As at October 31, 2011

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Year-end

Commodity VaR	(0.5)	(0.5)	(0.9)	(0.3)	(0.3)	(0.3)
Equity VaR	(6.3)	(5.6)	(7.0)	(4.0)	(4.9)	(5.4)
Foreign Exchange VaR	(2.3)	(3.2)	(4.7)	(1.8)	(3.3)	(0.9)
Interest Rate VaR (MTM)	(9.5)	(8.8)	(12.7)	(6.1)	(6.7)	(6.3)
Diversification	7.9	8.6	nm	nm	7.6	4.2

Trading Market VaR	(10.7)	(9.5)	(12.0)	(7.6)	(7.6)	(8.7)
Trading & Underwriting Issuer Risk	(5.9)	(5.5)	(6.4)	(4.9)	(4.7)	(3.6)

Total Trading & Underwriting MVE	(16.6)	(15.0)	(18.2)	(12.7)	(12.3)	(12.3)

Interest Rate VaR (AFS)	(15.3)	(17.8)	(23.1)	(13.7)	(17.6)	(11.3)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

MTM- mark-to-market

nm- not meaningful

BMO Financial Group Second Quarter Report 2012 • 13

Total Trading Market Stressed Value at Risk (VaR) Summary ($ millions)*

	For the quarter ended April 30, 2012				As at January 31, 2012	As at October 31, 2011
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Year-end

Commodity Stressed VaR	(1.1)	(1.1)	(2.5)	(0.4)	(0.9)	(0.3)
Equity Stressed VaR	(9.9)	(9.3)	(11.5)	(5.7)	(7.2)	(6.4)
Foreign Exchange Stressed VaR	(2.4)	(4.8)	(6.6)	(2.4)	(5.0)	(1.2)
Interest Rate Stressed VaR (Mark-to-Market)	(19.9)	(15.1)	(19.9)	(12.3)	(14.7)	(13.2)
Diversification	14.0	13.9	nm	nm	12.2	6.7

Trading Market Stressed VaR	(19.3)	(16.4)	(19.5)	(13.2)	(15.6)	(14.4)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm- not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	April 30, 2012	January 31, 2012	October 31, 2011

Market value exposure (MVE) (pre-tax)	(685.8)	(619.1)	(685.9)
12-month earnings volatility (EV) (after-tax)	(83.2)	(96.2)	(95.0)

*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After-tax)

	April 30, 2012	January 31, 2012	October 31, 2011	April 30, 2012	January 31, 2012	October 31, 2011

100 basis point increase	(562.6)	(553.6)	(614.3)	26.1	19.3	24.8
100 basis point decrease	307.1	364.3	441.8	(81.1)	(104.5)	(102.5)

200 basis point increase	(1,244.6)	(1,220.4)	(1,295.7)	4.3	52.6	69.3
200 basis point decrease	724.6	667.0	829.4	(34.7)	(94.3)	(63.3)
*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s insurance businesses, a 100 basis point increase in interest rates at April 30, 2012, results in an increase in earnings after tax of $96 million and an increase in before tax economic value of $553 million ($95 million and $544 million, respectively, at January 31, 2012; and $88 million and $436 million, respectively, at October 31, 2011). A 100 basis point decrease in interest rates at April 30, 2012, results in a decrease in earnings after tax of $86 million and a decrease in before tax economic value of $634 million ($85 million and $653 million, respectively, at January 31, 2012; and $82 million and $494 million, respectively, at October 31, 2011). These impacts are not reflected in the table above.

Income Taxes

The provision for income taxes of $237 million increased $44 million from the second quarter of 2011 and decreased $76 million from the first quarter of 2012. The effective tax rate for the quarter was 18.7%, compared with 19.2% a year ago and 22.0% in the first quarter. The lower effective tax rate in the current quarter relative to the second quarter of 2011 was primarily due to a 1.7 percentage point reduction in the statutory Canadian income tax rate in 2012 and higher recoveries of prior periods’ taxes, partially offset by an increased proportion of income from higher tax-rate jurisdictions. The lower effective tax rate in the current quarter relative to the first quarter of 2012 was primarily due to higher recoveries of prior periods’ taxes. The adjusted effective tax rate was 19.4% in the current quarter, compared with 21.8% in the second quarter of 2011 and 23.7% in the first quarter of 2012. The adjusted tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

As explained in the Provision for Income Taxes section of BMO’s 2011 annual MD&A, to manage the impact of foreign exchange rate changes on BMO’s investments in foreign operations, BMO may hedge foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars. The gain or loss from such hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period in shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge or benefit arising from such hedging gains or losses is a function of the fluctuation in the Canadian/U.S. exchange rate from period to period. This hedging of the investments in U.S. operations has given rise to an income tax expense in shareholders’ equity of $23 million for the quarter and $6 million for the year to date. Refer to the Consolidated Statement of Comprehensive Income included in the unaudited interim consolidated financial statements for further details. Information on additional hedging of our foreign exchange exposure due to investments in foreign operations is described in the Capital Management Q2 2012 Regulatory Capital Review section.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

14 • BMO Financial Group Second Quarter Report 2012

Summary Quarterly Results Trends (1) (2)

(Canadian $ in millions, except as noted)	Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010(2)	Q3-2010(2)
Total revenue	3,959	4,117	3,822	3,320	3,333	3,468	3,236	2,914
Provision for credit losses – specific	195	122	299	245	265	317	253	214
Provision for credit losses – collective	-	19	63	(15)	32	6	-	-
Non-interest expense	2,499	2,554	2,432	2,221	2,030	2,058	2,030	1,905
Reported net income	1,028	1,109	768	708	813	825	757	688
Adjusted net income	982	972	832	856	770	817	766	697
Basic earnings per share ($)	1.52	1.65	1.12	1.10	1.34	1.36	1.25	1.13
Diluted earnings per share ($)	1.51	1.63	1.11	1.09	1.32	1.34	1.24	1.13
Adjusted diluted earnings per share ($)	1.44	1.42	1.20	1.34	1.25	1.32	1.26	1.14
Net interest margin on earning assets (%)	1.89	2.05	2.01	1.76	1.82	1.78	1.89	1.88
Adjusted net interest margin on earning assets (%)	1.76	1.85	1.78	1.78	1.83	1.79	1.89	1.88
Effective income tax rate (%)	18.7	22.0	25.3	18.0	19.2	24.1	20.6	13.4
Canadian/U.S. dollar exchange rate (average)	0.99	1.01	1.01	0.96	0.96	1.01	1.04	1.05

Reported net income:
P&C Canada	446	446	439	443	414	477	427	431
P&C U.S.	121	137	155	90	53	54	46	52
Personal and Commercial Banking	567	583	594	533	467	531	473	483
Private Client Group	145	105	137	104	91	144	120	98
BMO Capital Markets	225	198	143	270	229	260	214	130
Corporate Services, including T&O	91	223	(106)	(199)	26	(110)	(50)	(23)
BMO Financial Group net income	1,028	1,109	768	708	813	825	757	688

Adjusted net income:
P&C Canada	449	448	441	444	417	479	429	433
P&C U.S.	136	154	172	99	57	59	51	57
Personal and Commercial Banking	585	602	613	543	474	538	480	490
Private Client Group	150	110	143	105	93	145	121	100
BMO Capital Markets	226	198	143	270	229	260	214	130
Corporate Services, including T&O	21	62	(67)	(62)	(26)	(126)	(49)	(23)
BMO Financial Group adjusted net income	982	972	832	856	770	817	766	697

(1) Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

(2) Amounts for Q3-2010 and Q4-2010 have not been restated to conform to IFRS. See discussion that follows.

BMO’s quarterly earning trends were reviewed in detail on pages 98 and 99 of BMO’s 2011 annual MD&A. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the third quarter of fiscal 2010 through the second quarter of fiscal 2012.

Effective November 1, 2011, BMO’s financial statements are prepared in accordance with IFRS. The consolidated financial statements for comparative periods in fiscal year 2011 have been restated. Our financial results for the quarters in fiscal year 2010, however, have not been restated and are still being presented in accordance with Canadian GAAP as defined at that time.

We have remained focused on our objectives and priorities and have made good progress in embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in 2011, but overall conditions improved and we maintained our focus on our vision and strategy, while also reporting results in 2011 and in the first half of 2012 that were stronger than in 2010.

Results in 2011 and in the first half of 2012 strengthened, generally, reflecting a trend toward stronger revenues, reduced provisions for credit losses and increased net income, although adjusted results in the fourth quarter of 2011 were weaker due to the impact of concerns over the European debt situation. Results in the first two quarters of 2012 were strong. Expenses increased in 2011, reflecting acquisitions, initiative spending and business growth.

P&C Canada has performed well with generally increasing revenues and profitability, and good revenue increases in both personal and commercial businesses, driven by volume growth across most products. Net income has generally trended higher in 2011 and into the first half of 2012, with revenue and expense growth moderating during that period.

P&C U.S. has operated in a difficult economic environment since 2007. The economic environment in 2010 led to a drop in loan utilization, which affected revenue growth and net income. Results improved significantly in 2011 and into the first half of 2012, after the acquisition of M&I late in the third quarter, and commercial loan utilization is starting to increase.

Beginning in the third quarter of 2011, Private Client Group results reflect the acquisitions of LGM and the M&I wealth management business. Recent quarterly results have generally reflected continued growth in Private Client Group excluding insurance. Insurance results were lowered in the first quarter of 2012 by the effects of changes in long-term interest rates. Private Client Group results are subject to variability due to reinsurance charges and the effects of long-term interest rate movements on our insurance business.

BMO Capital Markets results in 2010 varied by quarter, with strong results in the second quarter and particularly weak net income in the third quarter. Results in the first quarter of 2011 were particularly strong, while second quarter results returned to normal levels and third quarter results benefited from tax

BMO Financial Group Second Quarter Report 2012 • 15

recoveries related to prior periods. Results were down in the fourth quarter of 2011 and, to a lesser degree, in the first quarter of 2012 due to a difficult, but improving market environment, and improved in the most recent quarter.

Corporate Services reported results are affected by adjusting items. Adjusted results have been generally more consistent, reflecting decreased provisions for credit losses and better revenues.

The effective income tax rate can vary as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

The U.S. dollar has generally weakened over the past two years. It weakened further in 2011 to levels close to parity, although the decrease in its value was less pronounced than in 2010. The U.S. dollar strengthened slightly in the first quarter of 2012, then weakened in the second quarter. A stronger U.S. dollar increases the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

Balance Sheet

Total assets of $525.5 billion at April 30, 2012, increased $24.9 billion from October 31, 2011. The increase primarily reflects increases in cash and cash equivalents and interest bearing deposits with banks of $15.5 billion, net loans and acceptances of $6.6 billion, securities of $5.0 billion and securities borrowed or purchased under resale agreements of $4.3 billion. All remaining assets declined by a combined $6.5 billion.

The $15.5 billion increase in cash and cash equivalents and interest bearing deposits with banks was primarily due to increased balances held with the Federal Reserve.

The $6.6 billion increase in net loans and acceptances was primarily due to an increase in loans to businesses and governments of $5.0 billion and residential mortgages of $1.2 billion. Other loans and acceptances had a net increase totalling $0.4 billion.

The $5.0 billion increase in securities resulted primarily from an increase in available-for-sale securities.

The $4.3 billion increase in securities borrowed or purchased under resale agreements was mainly due to increased client-driven activities.

The $6.5 billion decrease in other items was primarily related to decreases in derivative assets, primarily in interest rate contracts and U.S. equities. There was a comparable decrease in derivative financial liabilities.

Liabilities and equity increased $24.9 billion from October 31, 2011. The change primarily reflects increases in securities lent or sold under repurchase agreements of $14.0 billion, deposits of $13.7 billion, securities sold but not yet purchased of $3.6 billion and shareholders’ equity of $0.6 billion. All remaining liabilities decreased by a combined $7.0 billion.

The $14.0 billion increase in securities lent or sold under repurchase agreements was mainly due to increased client-driven activities.

The $13.7 billion increase in deposits was largely driven by a $12.3 billion increase in business and government deposits including wholesale funding and increased deposits in the United States. Deposits by banks increased $1.6 billion, while deposits by individuals decreased $0.2 billion due to the weaker U.S. dollar.

The $3.6 billion increase in securities sold but not yet purchased was primarily due to increased hedging requirements.

The increase in shareholders’ equity of $0.6 billion in the second quarter reflects growth in retained earnings.

The $7.0 billion decrease in other items was primarily related to decreases in derivative liabilities.

Contractual obligations by year of maturity are outlined in Table 20 on page 110 of BMO’s 2011 Annual Report, in accordance with Canadian GAAP as defined at that time. On this basis, there have been no material changes to contractual obligations that are outside the ordinary course of our business.

Capital Management

Q2 2012 Regulatory Capital Review

BMO remains well capitalized, with a Common Equity Ratio (based on Basel II) of 9.90%, and a Basel II Tier 1 Capital Ratio of 11.97% at April 30, 2012. Common Equity and Tier 1 capital were $20.5 and $24.8 billion, respectively. Risk-weighted assets (RWA) were $207 billion at April 30, 2012.

This Common Equity Ratio increased 31 basis points from the end of fiscal 2011 due to higher common equity and lower RWA, as described below. The Basel II Tier 1 Capital Ratio was relatively unchanged from the end of fiscal 2011. Relative to the first quarter, this Common Equity Ratio and Tier 1 Capital Ratio were higher by 25 and 28 basis points, respectively.

Effective November 1, 2011, BMO adopted IFRS, which impacts our capital ratios. The transition to IFRS reduced RWA and lowered retained earnings, which will ultimately reduce BMO’s Basel II Tier 1 Capital Ratio and Total Capital Ratio by approximately 60 and 55 basis points, respectively, and increase the assets to capital multiple by 1.45x. Under OSFI transition guidance, BMO has elected to phase in the impact of lower Tier 1 capital over a five quarter period. The impacts of the IFRS transition on our Basel II Tier 1 Capital Ratio and Total Capital Ratio at the end of the second quarter were 19 and 15 basis point reductions, respectively. The impact of lower RWA is not phased in and was fully recognized in the first quarter of 2012.

RWA of $207 billion at April 30, 2012, was $2 billion lower than October 31, 2011, due to lower RWA related to the transition to IFRS described above, improved risk assessments, lower RWA related to securitized assets and the impact of the strengthening Canadian dollar on U.S.-dollar-denominated RWA. These factors were partly offset by the requirements for additional Stress VaR RWA under the Basel 2.5 rules.

Common equity (on a Basel II basis) at April 30, 2012, increased $0.5 billion from $20.0 billion at October 31, 2011, due to retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. These factors were partly offset by higher deductions under Basel 2.5 rules.

Common equity growth was partly offset by adjustments to retained earnings as part of the transition to IFRS, which, as noted above, is phased in over five quarters, and by higher Basel II capital deductions due to the expiry of grandfathering rules related to capital deductions for insurance subsidiaries held prior to January 1, 2007. Excluding these adjustments, common equity increased by $1.2 billion.

16 • BMO Financial Group Second Quarter Report 2012

The bank’s Basel II Tier 1 capital decreased $0.3 billion from October 31, 2011, as the growth in common equity was offset by the redemption of $400 million BMO BOaTS – Series C in December 2011 and US$300 million Class B Preferred Shares Series 10 announced in January and completed in February 2012.

BMO’s Basel II Total Capital Ratio was 14.89% at April 30, 2012. The ratio was relatively unchanged from 14.85% at the end of 2011 and 31 basis points higher than the first quarter. Total capital decreased $0.2 billion from the end of 2011 to $30.8 billion, primarily due to the factors outlined above.

BMO’s Assets-to-Capital Multiple, a leverage ratio monitored by OSFI, was 15.09 at April 30, 2012. Under OSFI rules, a bank’s total assets should be no greater than 20 times its available capital, but OSFI may prescribe a lower multiple, or approve a multiple of up to 23, depending on a bank’s circumstances.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. As discussed above in the Income Taxes section, foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity (without attracting tax until realized). When coupled with the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar equivalent RWA, and with the impact of U.S.-dollar denominated capital deductions on our Canadian dollar capital, this may result in volatility in the bank’s capital ratios. BMO may, as discussed above in the Income Taxes section, partially hedge this foreign exchange risk by funding its foreign investment in U.S. dollars and may, to reduce the impact of foreign exchange rate changes on the bank’s capital ratios, enter into forward currency contracts or elect to fund its investment in Canadian dollars.

Pending Basel III Regulatory Capital Changes

The Basel III capital rules, which will start to come into effect in January 2013, have now been largely outlined and BMO’s Basel III capital ratios are well-positioned for the adoption of the new requirements.

We consider the Common Equity Ratio to be the primary capital ratio under Basel III. Based on our analysis and assumptions, BMO’s pro-forma April 30, 2012, Common Equity Ratio would be 7.6%, approximately 40 basis points higher than the pro-forma ratio at the end of the prior quarter. OSFI indicated in a public letter dated February 1, 2011, that it expects deposit-taking institutions to meet the Basel III capital requirements, including a 7% Common Equity Ratio target (4.5% minimum plus 2.5% capital conservation buffer), early in the Basel III transition period, which commences at the start of 2013. BMO currently exceeds such expectations on a pro-forma basis.

The bank’s regulatory common equity, defined as common equity net of applicable regulatory capital adjustments, would decrease by approximately $2.7 billion from $19.6 billion under Basel II, based on full phase in of IFRS impacts, to $16.9 billion under Basel III, both as at April 30, 2012.

Our RWA at April 30, 2012, would increase by approximately $13 billion from $207 billion under Basel II to $220 billion under Basel III, primarily due to higher counterparty credit risk RWA of $11.3 billion, as well as the conversion of certain existing Basel II capital deductions to RWA.

The Basel III pro-forma Tier 1 Capital Ratio at April 30, 2012, would be 9.5%, an increase of approximately 40 basis points from the prior quarter.

Under Basel III, Tier 1 capital at April 30, 2012, would decrease by approximately $2.8 billion from $23.9 billion under Basel II to $21.1 billion, based on full phase in of IFRS impacts.

BMO’s pro-forma Tier 1 Capital Ratio, Total Capital Ratio and Leverage Ratio exceed Basel III minimum requirements.

The pro-forma calculations and statements in this section assume full implementation of announced Basel III regulatory capital requirements and proposals. In calculating the bank’s Basel III Tier 1 Capital Ratio, Basel III Total Capital Ratio and Leverage Ratio, we also assumed that the current non-common share Tier 1 and Tier 2 capital instruments were fully included in regulatory capital. These instruments do not meet Basel III capital requirements and will be subject to grandfathering provisions and phased out over a nine-year period beginning January 1, 2013. We expect to be able to refinance non-common share capital instruments as and when necessary in order to meet applicable non-common share capital requirements.

The Basel III pro-forma ratios do not reflect future management actions that may be taken to help mitigate the impact of the changes, the benefit of future growth in retained earnings, additional rule changes or factors beyond management’s control.

Additional information on Basel III regulatory capital changes is available in the Enterprise-Wide Capital Management section on pages 61 to 65 of BMO’s 2011 annual MD&A.

Other Capital Developments

On May 4, 2012, BMO announced its intention to redeem all of its $1.2 billion subordinated Series D Medium-Term Notes Second Tranche on June 21, 2012, which will have the effect of lowering the Basel II Total Capital ratio by 60 basis points.

During the quarter, 2,984,000 common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.

During the quarter, we redeemed all US$300 million of our Non-cumulative Perpetual Class B Preferred Shares Series 10.

On May 23, 2012, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable August 28, 2012, to shareholders of record on August 1, 2012. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased in the secondary market or issued by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury with a two per cent discount from the average market price of the common shares, as defined in the Plan.

BMO Financial Group Second Quarter Report 2012 • 17

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets

(Canadian $ in millions)	Q2-2012	Q4-2011
Gross common shareholders’ equity	25,060	24,455
IFRS phase in not applicable to common equity	66	-
Goodwill and excess intangible assets	(3,702)	(3,585)
Securitization-related deductions	(35)	(168)
Expected loss in excess of allowance – AIRB Approach	(164)	(205)
Substantial investments/Investments in insurance subsidiaries	(673)	(481)
Other deductions	(80)	-
Adjusted common shareholders’ equity	20,472	20,016
Non-cumulative preferred shares	2,465	2,861
Innovative Tier 1 Capital Instruments	1,866	2,156
Non-controlling interest in subsidiaries	21	38
IFRS phase in only applicable to Tier 1 capital	(66)	-
Adjusted Tier 1 Capital	24,758	25,071
Subordinated debt	5,721	5,896
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	65	7
Eligible portion of collective allowance for credit losses	335	309
Total Tier 2 Capital	6,921	7,012
Securitization-related deductions	(35)	(31)
Expected loss in excess of allowance – AIRB Approach	(164)	(205)
Substantial Investments/Investment in insurance subsidiaries	(673)	(855)
Adjusted Tier 2 Capital	6,049	5,921
Total Capital	30,807	30,992

Risk-Weighted Assets
(Canadian $ in millions)	Q2-2012	Q4-2011
Credit risk	174,013	179,092
Market risk	7,546	4,971
Operational risk	25,294	24,609
Total risk-weighted assets	206,853	208,672

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing Capital Management sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Outstanding Shares and Securities Convertible into Common Shares

As at May 23, 2012	Number of shares or dollar amount
Common shares	643,365,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Series 14	$250,000,000
Series 15	$250,000,000
Series 16	$300,000,000
Series 18	$150,000,000
Series 21	$275,000,000
Series 23	$400,000,000
Series 25	$290,000,000
Stock options
– vested	9,246,000
– non-vested	8,022,000

Details on share capital are outlined in the 2011 Annual Report in Note 20 to the audited consolidated financial statements on pages 154 to 155.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 on page 140 of our annual consolidated financial statements.

BMO’s senior debt credit ratings were unchanged in the quarter and have a stable outlook. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa2); and Standard & Poor’s (S&P) (A+). These credit ratings are also disclosed in the Financial Highlights section located near the beginning of this document.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are all discussed in Note 27 to the audited consolidated financial statements on page 169 of BMO’s 2011 Annual Report.

Off-Balance-Sheet Arrangements

BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Special Purpose Entities and Guarantees, which are described on pages 66 to 68 and 70 of BMO’s 2011 annual MD&A as well as in Notes 5 and 7 to the attached unaudited interim consolidated financial statements. Under IFRS, we now consolidate our structured credit vehicles, U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. See the Select Financial Instruments section for comments on any significant changes to these arrangements during the quarter ended April 30, 2012.

18 • BMO Financial Group Second Quarter Report 2012

Accounting Policies and Critical Accounting Estimates

Effective the first quarter of 2012, BMO’s consolidated financial statements are prepared in accordance with IFRS. Significant accounting policies under IFRS are described in Note 1 to the attached unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion. The consolidated financial statements for comparative periods have been restated to conform to the current presentation. Our consolidated financial statements were previously prepared in accordance with Canadian GAAP as defined at that time. Changes in accounting as a result of conforming to IFRS are described more fully in Note 19 to the attached unaudited interim consolidated financial statements and on pages 73 to 77 of BMO’s 2011 annual MD&A.

Future Changes in Accounting Policies

The International Accounting Standards Board has issued amendments to the standard for financial instrument disclosures, which require additional disclosure on the transfer of financial assets, including the possible effects of any residual risks that the transferring entity retains. These amendments will be effective for BMO for our annual disclosures as at October 31, 2012. In addition, effective November 1, 2013, we will also adopt new standards on Employee Benefits, Fair Value Measurement, Consolidated Financial Statements, Investment in Associates and Joint Ventures, and Offsetting. Additional information on the new standards and amendments to existing standards can be found in Note 1 of the attached unaudited interim consolidated financial statements.

The above Future Changes in Accounting Policies section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

Pages 65 to 69 of BMO’s 2011 annual MD&A provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. We follow a practice of reporting on significant changes in the select financial instruments, if any, in our interim MD&A.

Under IFRS, we now consolidate our structured investment vehicle, our Canadian credit protection vehicle and our U.S. customer securitization vehicle. There has been no change to the structure of our economic exposure.

The amount drawn on the liquidity facility BMO provides for the structured investment vehicle Links Finance Corporation (Links) was lowered to US$2.1 billion at the end of the quarter, down from US$2.3 billion at January 31, 2012, and US$2.6 billion at the end of fiscal 2011. The decrease was attributable to asset sales and asset maturities. The book value of the Links’ subordinated capital notes at quarter-end was US$407 million, compared with US$420 million at January 31, 2012, and US$440 million at October 31, 2011. During the quarter, our other structured investment vehicle, Parkland Finance Corporation, sold its remaining assets, fully repaid its BMO liquidity facility and distributed the remaining proceeds to capital noteholders.

Select Geographic Exposures

BMO’s geographic exposure is subject to a country risk management framework that incorporates economic and political assessments, and management of exposure within limits based on product, entity and the country of ultimate risk. We are closely monitoring our European exposure, and our risk management processes incorporate stress tests where appropriate to assess our potential risk. Our exposure to select countries of interest, as at April 30, 2012, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe with gross exposures greater than $500 million.

The first table outlines portfolio total gross and net exposure for lending, securities (inclusive of credit exposures arising from credit default swap (CDS) activity), repo-style transactions and derivatives (counterparty). These totals are broken down by counterparty type in the subsequent tables. For greater clarity, CDS exposure by counterparty is detailed separately.

The bank’s direct exposures in GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $160 million, plus $47 million of unfunded commitments. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These totalled $84 million at the end of the quarter.

Our net direct exposure to the other Eurozone countries (the other 12 countries that share a common euro currency) totalled approximately $4.5 billion, of which 67% was to counterparties in countries with a Aaa/AAA rating by both Moody’s and S&P, with approximately 96% rated Aaa/AAA by one or other of the rating agencies. Our net direct exposure to the rest of Europe totalled approximately $3.2 billion, of which 95% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.

In addition to the exposures shown in the table, we have exposure to European supranational institutions totalling $0.86 billion, predominantly in the form of tradeable cash products, as well as $0.66 billion of European Central Bank exposure.

The bank also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures. The bank has direct credit exposure to those structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on pages 67 to 68 of BMO’s 2011 annual MD&A, these structures all have first-loss protection and hedges are in place for our credit protection vehicle.

The notional exposure held in our credit protection vehicle to issuers in Greece, Italy and Spain represented 0.5%, 1.3% and 1.1%, respectively, of its total notional exposure. The credit protection vehicle had notional exposure to 7 of the other 12 countries that share the Euro currency. This exposure represented 14.2% of total notional exposure, of which 78.4% was rated investment grade by S&P (69.2% by Moody’s). The notional exposure to the remainder of Europe was 16.3% of the total notional exposure, with 70.3% rated investment grade by S&P (63.7% by Moody’s). The bank is well protected as a result of both first-loss protection and hedges that are in place.

BMO Financial Group Second Quarter Report 2012 • 19

The bank has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has reliance on 2.7% of loans or securities originated by entities in Europe. Exposure to Germany is the largest at 1.0%. Exposure to Spain is approximately 0.1% and there is no exposure to Italy, Ireland, Greece or Portugal.

The structured investment vehicle’s par value exposure to entities in European countries totalled $923 million, of which $0.1 million is exposure to GIIPS, $292 million to the other Eurozone countries and $631 million to the rest of Europe. The largest exposures include the United Kingdom at $567 million and Netherlands at $176 million. These values include exposure through collateralized bond obligation (CBO), collateralized loan obligation (CLO) investments and residential mortgage-backed securities, which have credit exposures to borrowers or issuers operating in Europe.

BMO’s indirect exposure to Europe in the form of Euro-denominated collateral to support trading activity was €1,255 million in securities issued by entities in European countries and €392 million of cash collateral at April 30, 2012. Of this amount, €38 million was held in GIIPS related securities and €509 million was in German securities.

Indirect exposure by way of guarantees from entities in European countries totalled $371 million, of which $1 million is exposure to GIIPS, $179 million to the other Eurozone countries and $191 million to the rest of Europe. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. Reliance may be placed on collateral or guarantees as part of specific product structures, such as repurchase agreements.

The bank’s CDS exposures in Europe are also outlined in a table that follows. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The majority of CDS exposures are offsetting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off since 2008. Maturity mismatches in the run-off portfolio are not material, and where they exist, the purchased credit protection generally extends beyond the maturity date of the offsetting bond or CDS contract. There is one exception where the purchased protection expires prior to the maturity of the offsetting sold protection contract, and on this exception the open credit exposure is not material and extends for less than one month. This exposure is outside of the GIIPS countries and has been netted in the tables. In addition, two European exposures totalling €45 million of sold protection are hedged on a proxy basis. The credit benefit realized through the proxy hedge has not been netted in the tables. Of this exposure, €20 million is to Italian counterparties while the remainder is outside of the GIIPS countries.

BMO’s direct credit exposures in North Africa and the Middle East totalled $0.9 billion, of which $638 million was exposure in Turkey, $131 million in Morocco and $63 million in United Arab Emirates. Of the total exposure, $233 million is insured through approved Export Credit Agencies, with the largest in Turkey at $180 million. Exposure to the remaining countries is modest, and the bank has no direct exposure in Syria. The exposure is almost entirely with bank counterparties, in trade finance or trade related products.

20 • BMO Financial Group Second Quarter Report 2012

European Exposure7 by Country (Canadian $ in millions)

    As at April 30, 2012

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
GIIPS
Greece	2	2	-	-	-	-	-	-	2	2
Ireland (5)	-	-	28	-	151	3	53	6	232	9
Italy	1	1	255	26	209	-	9	5	474	32
Portugal	69	22	123	-	-	-	-	-	192	22
Spain	88	88	301	-	-	-	13	7	402	95
Total - GIIPS	160	113	707	26	360	3	75	18	1,302	160
Eurozone (excluding GIIPS)
France	38	38	1,161	892	2,239	3	322	38	3,760	971
Germany	119	119	2,122	1,625	2,523	18	115	18	4,879	1,780
Netherlands	278	175	711	565	916	5	80	6	1,985	751
Other (6)	429	289	878	668	9	1	92	48	1,408	1,006
Total – Eurozone (excluding GIIPS)	864	621	4,872	3,750	5,687	27	609	110	12,032	4,508
Rest of Europe
Denmark	11	11	706	705	725	-	-	-	1,442	716
Norway	14	14	1,030	1,030	-	-	21	21	1,065	1,065
Sweden	2	2	153	50	336	1	5	-	496	53
United Kingdom	412	197	1,497	827	3,198	7	536	119	5,643	1,150
Other (6)	189	180	706	-	139	5	24	10	1,058	195
Total - Rest of Europe	628	404	4,092	2,612	4,398	13	586	150	9,704	3,179
Total - All of Europe	1,652	1,138	9,671	6,388	10,445	43	1,270	278	23,038	7,847

Details of the summary amounts reflected in the columns above are provided in the tables that follow.

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $3.1 billion.
(5)	Does not include Irish subsidiary reserves with Irish Central Bank of $84 million.
(6)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Cyprus, Finland, Luxembourg, Slovakia and Slovenia. Other Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland, Russian Federation and Switzerland.
(7)	The bank also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.
(8)	Sovereign includes sovereign-backed bank cash products.

European Lending Exposure7 by Country and Counterparty (Canadian $ in millions)

    As at April 30, 2012

	Lending (1)
	Commitments				Funded
Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	2	-	-	2	2	-	-	2
Ireland (5)	-	-	-	-	-	-	-	-
Italy	1	-	-	1	1	-	-	1
Portugal	20	49	-	69	20	2	-	22
Spain	88	-	-	88	88	-	-	88
Total - GIIPS	111	49	-	160	111	2	-	113
Eurozone (excluding GIIPS)
France	38	-	-	38	38	-	-	38
Germany	48	5	66	119	48	5	66	119
Netherlands	28	250	-	278	28	147	-	175
Other (6)	356	73	-	429	221	68	-	289
Total - Eurozone (excluding GIIPS)	470	328	66	864	335	220	66	621
Rest of Europe
Denmark	11	-	-	11	11	-	-	11
Norway	14	-	-	14	14	-	-	14
Sweden	2	-	-	2	2	-	-	2
United Kingdom	69	343	-	412	69	128	-	197
Other (6)	175	14	-	189	175	5	-	180
Total - Rest of Europe	271	357	-	628	271	133	-	404
Total - All of Europe	852	734	66	1,652	717	355	66	1,138

Refer to footnotes in first table.

BMO Financial Group Second Quarter Report 2012 • 21

European Securities Exposure7 by Country and Counterparty (Canadian $ in millions)

    As at April 30, 2012

	Securities (2)
	Gross				Net
Country	Bank	Corporate	Sovereign (8)	Total	Bank	Corporate	Sovereign (8)	Total

GIIPS
Greece	-	-	-	-	-	-	-	-
Ireland (5)	-	3	25	28	-	-	-	-
Italy	59	86	110	255	-	26	-	26
Portugal	-	-	123	123	-	-	-	-
Spain	154	103	44	301	-	-	-	-

Total - GIIPS	213	192	302	707	-	26	-	26

Eurozone (excluding GIIPS)
France	82	92	987	1,161	-	2	890	892
Germany	88	325	1,709	2,122	13	-	1,612	1,625
Netherlands	486	106	119	711	460	7	98	565
Other (6)	128	107	643	878	98	39	531	668

Total - Eurozone (excluding GIIPS)	784	630	3,458	4,872	571	48	3,131	3,750

Rest of Europe
Denmark	257	1	448	706	257	-	448	705
Norway	381	-	649	1,030	381	-	649	1,030
Sweden	49	103	1	153	49	-	1	50
United Kingdom	268	485	744	1,497	36	47	744	827
Other (6)	16	138	552	706	-	-	-	-

Total - Rest of Europe	971	727	2,394	4,092	723	47	1,842	2,612

Total - All of Europe	1,968	1,549	6,154	9,671	1,294	121	4,973	6,388

Refer to footnotes in first table.

European Repo & Derivatives Exposure7 by Country and Counterparty (Canadian $ in millions)

    As at April 30, 2012

	Repo-Style Trans. (3)		Derivatives (4)
	Gross	Net of Collateral	Gross				Net of Collateral
Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	151	3	48	5	-	53	1	5	-	6
Italy	209	-	7	2	-	9	3	2	-	5
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	-	-	13	-	-	13	7	-	-	7

Total - GIIPS	360	3	68	7	-	75	11	7	-	18

Eurozone (excluding GIIPS)
France	2,239	3	322	-	-	322	38	-	-	38
Germany	2,523	18	115	-	-	115	18	-	-	18
Netherlands	916	5	80	-	-	80	6	-	-	6
Other (6)	9	1	86	2	4	92	42	2	4	48

Total - Eurozone (excluding GIIPS)	5,687	27	603	2	4	609	104	2	4	110

Rest of Europe
Denmark	725	-	-	-	-	-	-	-	-	-
Norway	-	-	1	-	20	21	1	-	20	21
Sweden	336	1	5	-	-	5	-	-	-	-
United Kingdom	3,198	7	519	8	9	536	102	8	9	119
Other (6)	139	5	24	-	-	24	10	-	-	10

Total - Rest of Europe	4,398	13	549	8	29	586	113	8	29	150

Total - All of Europe	10,445	43	1,220	17	33	1,270	228	17	33	278

Refer to footnotes in first table.

22 • BMO Financial Group Second Quarter Report 2012

Credit Default Swaps by Country and Credit Quality (Canadian $ in millions)

    As at April 30, 2012

	Fair Value					Notional
	Purchased		Written			Purchased			Written
Country	Inv. Grade	Non- Inv. Grade	Inv. Grade	Non- Inv. Grade	Total Exposure	Inv. Grade	Non- Inv. Grade	Total	Inv. Grade	Non- Inv. Grade	Total	Total Exposure

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Ireland (5)	6	-	(6)	-	-	(29)	-	(29)	29	-	29	-
Italy	16	-	(17)	-	(1)	(259)	-	(259)	264	-	264	5
Portugal	34	-	(34)	-	-	(127)	-	(127)	127	-	127	-
Spain	15	-	(14)	-	1	(259)	(7)	(266)	253	12	265	(1)

Total - GIIPS	71	-	(71)	-	-	(674)	(7)	(681)	673	12	685	4

Eurozone (excluding GIIPS)
France	4	-	(3)	-	1	(353)	-	(353)	326	-	326	(27)
Germany	4	-	(3)	-	1	(765)	-	(765)	726	26	752	(13)
Netherlands	-	-	-	-	-	(177)	(20)	(197)	153	13	166	(31)
Other (6)	4	-	(2)	-	2	(254)	-	(254)	294	-	294	40

Total - Eurozone (excluding GIIPS)	12	-	(8)	-	4	(1,549)	(20)	(1,569)	1,499	39	1,538	(31)

Rest of Europe
Denmark	-	-	-	-	-	(32)	-	(32)	32	-	32	-
Norway	-	-	-	-	-	-	-	-	-	-	-	-
Sweden	(1)	-	2	-	1	(134)	(7)	(141)	140	-	140	(1)
United Kingdom	7	-	(6)	-	1	(783)	-	(783)	730	46	776	(7)
Other (6)	15	-	(18)	-	(3)	(855)	(25)	(880)	861	8	869	(11)

Total - Rest of Europe	21	-	(22)	-	(1)	(1,804)	(32)	(1,836)	1,763	54	1,817	(19)

Total - All of Europe	104	-	(101)	-	3	(4,027)	(59)	(4,086)	3,935	105	4,040	(46)

Refer to footnotes in first table.

Notes:

-	All purchased and written exposures are with bank counterparties, with the exception being $33 million (notional) of written protection on a German reference obligation transacted with a Canadian non-Bank financial counterparty.
-	36% of purchased and 37% of written exposure is subject to complete restructuring trigger events.
-	64% of purchased and 63% of written exposure is subject to modified-modified restructuring trigger events.

BMO Financial Group Second Quarter Report 2012 • 23

U.S. Legislative and Regulatory Developments

On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Act is broad in scope and the reforms include heightened consumer protection, regulation of the over-the-counter derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. The reforms also include greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many provisions of the Dodd-Frank Act continue to be subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on BMO or the financial services industry as a whole. As rulemaking evolves, we are continually monitoring developments to ensure we are well-positioned to respond to and implement any required changes. We anticipate an increase in regulatory compliance costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The U.S. federal banking agencies, the Securities and Exchange Commission and the Commodity Futures Trading Commission have issued proposed rules to implement the Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds. The agencies recently confirmed that banking entities have two years from July 21, 2012, to conform all of their activities and investments, or longer if the period is extended. Banking entities are expected to engage in good-faith planning efforts during this period.

In addition, under the Dodd-Frank Act, over-the-counter derivatives will be subject to a comprehensive regulatory regime. Certain derivatives will be required to be centrally cleared or traded on an exchange. Registration, reporting, business conduct and capital and margin requirements in respect of derivatives are also being finalized.

The Board of Governors of the Federal Reserve System (FRB) has issued for comment a proposed rulemaking (the Proposed Rule) that would implement the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements. The Proposed Rule would establish new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management framework, concentration and credit exposure limits, resolution planning and credit exposure reporting. If implemented in its current form, the Proposed Rule would apply to BMO’s U.S. bank holding company subsidiary but not to BMO. The FRB has indicated that it intends to propose later this year a rule designed specifically for the top level of foreign-domiciled bank holding companies, such as BMO.

BMO is currently assessing and preparing for the impact of these proposed rules on its operations.

The restrictions on interchange fees under the Dodd-Frank Act became effective on October 1, 2011, and are expected to lower P&C U.S. pre-tax net income on an annual basis by approximately US$40 million, after the mitigating effects of related management actions.

Pursuant to FRB requirements, our U.S. subsidiary BMO Financial Corp. (BFC) submitted a three year capital plan to the FRB in January 2012. The FRB has informed BFC that it completed its 2012 Capital Plan Review and it did not object to the proposed capital actions submitted to the FRB pursuant to the Capital Plan Review. Under current FRB rules, as a bank holding company with more than $50 billion in assets, BFC is required to participate in an annual stress test exercise conducted by the FRB and to submit an annual capital plan to the FRB.

This U.S. Legislative and Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

24 • BMO Financial Group Second Quarter Report 2012

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q2-2012

	Q2-2012					YTD-2012
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corp	Total BMO	P&C	PCG	BMO CM	Corp	Total BMO
Net interest income (teb) (1)	1,661	128	308	23	2,120	3,402	292	595	149	4,438
Non-interest revenue	594	615	481	149	1,839	1,190	1,146	966	336	3,638
Total revenue (teb) (1)	2,255	743	789	172	3,959	4,592	1,438	1,561	485	8,076
Provision for credit losses	224	3	24	(56)	195	448	7	48	(167)	336
Non-interest expense	1,245	553	471	230	2,499	2,551	1,110	954	438	5,053
Income before income taxes	786	187	294	(2)	1,265	1,593	321	559	214	2,687
Income taxes (recovery) (teb) (1)	219	42	69	(93)	237	443	71	136	(100)	550
Reported net income Q2-2012	567	145	225	91	1,028	1,150	250	423	314	2,137
Reported net income Q1-2012	583	105	198	223	1,109
Reported net income Q2-2011	467	91	229	26	813	998	235	489	(84)	1,638
Adjusted net income Q2-2012	585	150	226	21	982	1,187	260	424	83	1,954
Adjusted net income Q1-2012	602	110	198	62	972
Adjusted net income Q2-2011	474	93	229	(26)	770	1,012	238	489	(152)	1,587

Other statistics
Net economic profit (2)	242	93	93	(62)	366	484	146	168	2	800
Return on equity	17.8%	27.3%	18.6%	nm	16.2%	18.2%	23.4%	18.0%	nm	16.7%
Adjusted return on equity	18.4%	28.3%	18.6%	nm	15.4%	17.6%	24.4%	18.0%	nm	15.2%
Operating leverage	(1.2%)	5.0%	(5.5%)	nm	(4.4%)	(4.4%)	(4.3%)	(12.4%)	nm	(4.9%)
Adjusted operating leverage	0.3%	6.3%	(5.5%)	nm	(3.3%)	(2.8%)	(3.2%)	(12.4%)	nm	(5.5%)
Productivity ratio (teb)	55.2%	74.4%	59.7%	nm	63.1%	55.6%	77.2%	61.1%	nm	62.6%
Adjusted productivity ratio (teb)	54.1%	73.4%	59.7%	nm	63.2%	54.4%	76.2%	61.1%	nm	63.4%
Net interest margin on earning assets (teb)	3.23%	2.98%	0.65%	nm	1.89%	3.27%	3.39%	0.63%	nm	1.97%
Adjusted net interest margin (teb)	3.23%	2.98%	0.65%	nm	1.76%	3.27%	3.39%	0.63%	nm	1.81%
Average common equity	12,512	2,135	4,734	5,190	24,571	12,687	2,111	4,521	5,148	24,467
Average earning assets ($ billions)	209.0	17.5	192.6	36.0	455.1	209.0	17.3	189.5	36.1	451.9
Full-time equivalent staff	24,066	6,481	2,238	13,781	46,566
(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
(2)	Net economic profit is a non-GAAP measure. Please see the Non-GAAP Measures section.

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corp means Corporate Services including T&O.

nm – not meaningful

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2012.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Effective in the first quarter of 2012, Private Client Group and P&C Canada entered into a revised agreement sharing the financial results related to retail Mutual Fund sales. Prior periods have been restated.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions. The teb adjustments for the second quarter of 2012 totalled $56 million, up from $53 million in the second quarter of 2011 and up from $52 million in the first quarter.

BMO Financial Group Second Quarter Report 2012 • 25

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	1,661	319	24%	(80)	(5%)	3,402	657	24%
Non-interest revenue	594	106	22%	(2)	-	1,190	167	16%
Total revenue (teb)	2,255	425	23%	(82)	(3%)	4,592	824	22%
Provision for credit losses	224	54	31%	-	-	448	105	30%
Non-interest expense	1,245	244	24%	(61)	(5%)	2,551	532	26%
Income before income taxes	786	127	19%	(21)	(2%)	1,593	187	13%
Income taxes (teb)	219	27	14%	(5)	(2%)	443	35	9%
Reported net income	567	100	22%	(16)	(3%)	1,150	152	15%
Adjusted net income	585	111	24%	(17)	(3%)	1,187	175	17%

Return on equity	17.8%		(8.0%)		0.4%	17.6%		(9.2%)
Adjusted return on equity	18.4%		(7.8%)		0.4%	18.2%		(9.0%)
Operating leverage	(1.2%)		nm		nm	(4.4%)		nm
Adjusted operating leverage	0.3%		nm		nm	(2.8%)		nm
Productivity ratio (teb)	55.2%		0.5%		(0.7%)	55.6%		2.0%
Adjusted productivity ratio (teb)	54.1%		(0.2%)		(0.6%)	54.4%		1.2%
Net interest margin on earning assets (teb)	3.23%		0.06%		(0.08%)	3.27%		0.09%
Average earning assets ($ billions)	209.0	35.4	20%	-	-	209.0	35.2	20%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

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The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	1,063	5	-	(46)	(4%)	2,172	4	-
Non-interest revenue	460	30	7%	13	3%	907	7	1%
Total revenue (teb)	1,523	35	2%	(33)	(2%)	3,079	11	-
Provision for credit losses	141	5	2%	3	1%	279	7	2%
Non-interest expense	776	-	-	(37)	(4%)	1,589	34	2%
Income before income taxes	606	30	5%	1	-	1,211	(30)	(2%)
Provision for income taxes (teb)	160	(2)	(1%)	1	1%	319	(31)	(8%)
Reported net income	446	32	8%	-	-	892	1	-
Adjusted net income	449	32	8%	1	-	897	1	-

Personal revenue	961	32	4%	(2)	-	1,924	27	1%
Commercial revenue	562	3	1%	(31)	(5%)	1,155	(16)	(1%)
Operating leverage	2.3%		nm		nm	(1.8%)		nm
Productivity ratio (teb)	51.0%		(1.2%)		(1.2%)	51.6%		0.9%
Net interest margin on earning assets (teb)	2.81%		(0.12%)		(0.09%)	2.86%		(0.11%)
Average earning assets ($ billions)	153.7	5.6	4%	1.4	0.9%	153.0	5.7	4%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

26 • BMO Financial Group Second Quarter Report 2012

Q2 2012 vs Q2 2011

P&C Canada net income of $446 million was up $32 million or 7.8% from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. On a basis that adjusts reported results to reflect provisions on an actual loss basis, P&C Canada’s net income was up $34 million or 8.5%.

Revenue increased $35 million or 2.4%. Results reflect higher volumes across most products and improving fee revenues, partially offset by lower net interest margin. Net interest margin declined 12 basis points, driven by competitive pressures and lower deposit spreads in the low interest rate environment.

In the personal banking segment, revenue was $32 million higher. Higher volumes across most products were partially offset by competitive pressure and lower deposit spreads. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 4.8% year over year, while total personal lending market share decreased. Personal cards loan balances increased 0.4% and market share increased year over year.

Our goal is to grow market share while remaining attentive to the credit quality of the portfolio. We continue to focus on improving the total personal lending business through focused investment and improved productivity in the sales force.

Personal deposit balances increased 3.8% year over year due to increases in retail operating deposits. Market share for both retail operating and term deposits decreased year over year.

In the commercial banking segment, revenue was consistent with the prior year as higher volumes across most products were offset by competitive pressure and lower deposit spreads.

Commercial loan balances increased 3.2% year over year. We continue to rank second in Canadian business banking market share of small and mid-sized business loans with a year-over-year decline of 27 basis points.

Commercial cards balances decreased 0.6%, while commercial deposit balances grew 4.8%.

Non-interest expense was unchanged from the prior year as we continue to aggressively manage our expenses, consistent with our focus on improving productivity over time. The group’s operating leverage was 2.3%.

Average current loans and acceptances increased $6.2 billion or 4.1% from a year ago, while personal and commercial deposits grew $4.3 billion or 4.2%.

Q2 2012 vs Q1 2012

Net income was consistent with the first quarter. On a basis that adjusts reported results to reflect provisions on an actual loss basis, net income was $6 million lower than in the first quarter.

Revenue decreased $33 million or 2.1% as a result of two fewer days and lower net interest margin, partially offset by higher cards revenue. Net interest margin was down 9 basis points primarily due to lower deposit spreads, as loan spreads remained relatively stable.

Personal revenue was stable, as higher volumes in retail cards and higher mortgage refinancing fees were offset by the impact of two fewer days.

Commercial revenue was affected by two less days, lower commercial card volumes and competitive pressure across most products.

Non-interest expense was $37 million lower, mainly due to reduced employee related costs, fewer days, moderated initiative spending and the expense for performance-based compensation in respect of employees eligible to retire that is recorded in the first quarter.

Average current loans and acceptances increased $1.6 billion or 1.0% from last quarter, while personal and commercial deposits decreased $0.9 billion or 0.8%.

Q2 YTD 2012 vs Q2 YTD 2011

Net income was essentially unchanged year over year, at $892 million. Revenue increased $11 million or 0.4%, driven by volume growth across most products including fee revenues, offset by a significant securities gain in last year’s first quarter results. Net interest margin declined by 11 basis points primarily due to competitive pressures across most products and lower deposit spreads in a low interest rate environment.

Non-interest expense increased $34 million or 2.2% primarily due to the current impact of 2011 initiative spending including higher front-line staffing levels. We remain focused on improving productivity over time.

Average current loans and acceptances, including securitized loans, increased $6.2 billion or 4.2%, while personal and commercial deposits increased $4.7 billion or 4.7%.

BMO Financial Group Second Quarter Report 2012 • 27

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	598	314	+100%	(34)	(5%)	1,230	653	+100%
Non-interest revenue	134	76	+100%	(15)	(11%)	283	160	+100%
Total revenue (teb)	732	390	+100%	(49)	(6%)	1,513	813	+100%
Provision for credit losses	83	49	+100%	(3)	(3%)	169	98	+100%
Non-interest expense	469	244	+100%	(24)	(5%)	962	498	+100%
Income before income taxes	180	97	+100%	(22)	(11%)	382	217	+100%
Provision for income taxes (teb)	59	29	97%	(6)	(8%)	124	66	+100%
Reported net income	121	68	+100%	(16)	(12%)	258	151	+100%
Adjusted net income	136	79	+100%	(18)	(11%)	290	174	+100%

Operating leverage	5.4%		nm		nm	8.6%		nm
Adjusted operating leverage	10.6%		nm		nm	13.7%		nm
Productivity ratio (teb)	64.1%		(1.6%)		0.9%	63.6%		(2.6%)
Adjusted productivity ratio (teb)	60.9%		(3.2%)		0.8%	60.5%		(4.1%)
Net interest margin on earning assets (teb)	4.35%		(0.15%)		(0.08%)	4.39%		0.03%
Adjusted net interest margin on earning assets	4.35%		(0.15%)		(0.08%)	4.39%		0.03%
Average earning assets ($ billions)	55.4	29.7	+100%	(1.4)	(2%)	56.1	29.5	+100%

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	604	309	+100%	(19)	(3%)	1,227	641	+100%
Non-interest revenue	134	74	+100%	(14)	(9%)	282	157	+100%
Total revenue (teb)	738	383	+100%	(33)	(4%)	1,509	798	+100%
Non-interest expense	473	239	+100%	(14)	(3%)	960	489	+100%
Reported net Income	122	68	+100%	(13)	(10%)	257	149	+100%
Adjusted net income	137	78	+100%	(15)	(9%)	289	171	+100%
Average earning assets (US$ billions)	55.8	29.2	+100%	(0.2)	-	55.9	29.0	+100%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q2 2012 vs Q2 2011 (in U.S. $)

Net income of $122 million increased $68 million from $54 million a year ago. Adjusted net income, which adjusts for the amortization of acquisition-related intangible assets, was $137 million, up $78 million from a year ago primarily due to the acquired business.

Revenue of $738 million increased $383 million from a year ago, of which $379 million was attributable to the acquired business. The remaining increase was due to a combination of increased deposit and loan balances, higher lending fees and gains on sale of mortgages, together with deposit spread compression and lower interchange fees.

Net interest margin decreased by 15 basis points due to deposit spread compression, which more than offset the effects of increased deposit balances, a favourable change in loan mix and the positive impact from the acquired business.

Non-interest expense of $473 million increased $239 million. Adjusted non-interest expense of $452 million was $222 million higher, with $206 million due to the impact of the acquired business.

Average current loans and acceptances more than doubled, increasing $27.3 billion year over year to $50.8 billion as a result of the acquired business and strong organic commercial loan growth.

Average deposits also more than doubled, increasing $33.0 billion year over year to $59.2 billion as a result of the acquired business and growth in our organic commercial business.

Q2 2012 vs Q1 2012 (in U.S. $)

Net income decreased $13 million or 10% from the prior quarter. Adjusted net income decreased $15 million or 9.4%, as the benefit of lower expenses was more than offset by decreased revenue.

Revenue decreased $33 million or 4.2%, primarily due to lower net interest margin, decreased securities gains and fewer days in the current quarter.

Net interest margin decreased by 8 basis points, primarily due to lower loan spreads.

Non-interest expense and adjusted non-interest expense both decreased $14 million or 3.0%, due to a litigation expense recognized in the prior quarter.

Average current loans and acceptances decreased $0.2 billion from the prior quarter as commercial banking loan growth in key segments was more than offset by decreases in personal banking loans and declines in commercial real estate and run-off portfolios, as expected. Commercial loans, excluding the commercial real estate and run-off portfolios, have seen two sequential quarters of growth post acquisition.

Average deposits increased $0.8 billion from the prior quarter, due to continued deposit growth in our commercial business.

Q2 YTD 2012 vs Q2 YTD 2011 (in U.S. $)

Net income of $257 million increased $149 million from $108 million a year ago. Adjusted net income was $289 million, up $171 million from a year ago primarily due to the acquired business.

Revenue of $1,509 million increased $798 million from a year ago, of which $772 million was attributable to the acquired business. The remaining increase of $26 million or 3.6% was due to increased securities gains and higher lending fees.

28 • BMO Financial Group Second Quarter Report 2012

Net interest margin increased by 3 basis points.

Non-interest expense of $960 million increased $489 million. Adjusted non-interest expense of $913 million was $453 million higher, with $419 million due to the impact of the acquired business.

Average current loans and acceptances more than doubled, increasing $27.1 billion year over year to $50.9 billion primarily due to the acquired business and strong organic commercial loan growth.

Average deposits also more than doubled, increasing $32.5 billion year over year to $58.8 billion as a result of the acquired business and growth in our organic commercial business.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	128	16	15%	(36)	(22%)	292	73	34%
Non-interest revenue	615	139	29%	84	16%	1,146	108	10%
Total revenue (teb)	743	155	27%	48	7%	1,438	181	14%
Provision for credit losses	3	1	69%	(1)	-	7	3	68%
Non-interest expense	553	98	21%	(4)	(1%)	1,110	176	19%
Income before income taxes	187	56	43%	53	40%	321	2	1%
Provision for income taxes (teb)	42	2	7%	13	42%	71	(13)	(14%)
Reported net income	145	54	59%	40	39%	250	15	6%
Adjusted net income	150	57	62%	40	37%	260	22	9%

Adjusted return on equity	28.3%		(1.5%)		7.8%	24.4%		(13.6%)
Return on equity	27.3%		(2.0%)		7.7%	23.4%		(14.1%)
Operating leverage	5.0%		nm		nm	(4.3%)		nm
Productivity ratio (teb)	74.4%		(3.1%)		(5.8%)	77.2%		2.8%
Adjusted productivity ratio (teb)	73.4%		(3.8%)		(5.8%)	76.2%		2.1%
Net interest margin on earning assets (teb)	2.98%		(0.18%)		(0.82%)	3.39%		0.32%
Average earning assets	17,511	2,997	21%	356	2%	17,331	2,993	21%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	166	90	+100%	(24)	(13%)	356	207	+100%
Non-interest expense	136	73	+100%	(3)	(2%)	275	147	+100%
Reported net income	17	10	+100%	(15)	(46%)	49	37	+100%
Adjusted net income	22	14	+100%	(13)	(40%)	57	44	+100%
Average earning assets	2,960	831	39%	(11)	-	2,966	826	39%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q2 2012 vs Q2 2011

Net income was $145 million, up $54 million or 59% from a year ago. Adjusted net income, which adjusts for the amortization of acquisition-related intangible assets, was $150 million, up $57 million or 62% from a year ago. Adjusted net income in PCG excluding insurance was $98 million, up $5 million or 7.1% from a year ago. Adjusted insurance net income was $52 million.

Revenue was $743 million, up $155 million or 27% from a year ago. Revenue in PCG excluding insurance was up 18% from a year ago. Higher revenues from our acquisitions and from our spread-based and fee-based products were partly offset by the effects of lower transaction volumes in brokerage. Insurance revenue increased as results a year ago were negatively affected by a $50 million charge due to earthquake-related reinsurance claims. There was also a modest benefit from the effects of favourable movements in long-term interest rates relative to a year ago. Net interest income grew from the prior year due to earnings from acquisitions and higher private banking loan and deposit balances. The stronger U.S. dollar increased revenue by $5 million or 0.9%.

Non-interest expense was $553 million, up $98 million or 21%. Adjusted non-interest expense was $545 million, up $92 million or 20% primarily due to acquisitions and investments in strategic initiatives. The stronger U.S. dollar increased expense by $4 million or 0.8%.

Assets under management and administration grew by $159 billion to $445 billion due primarily to acquisitions.

Q2 2012 vs Q1 2012

Net income increased $40 million or 39% from the first quarter. Adjusted net income increased $40 million or 37%. Adjusted net income in PCG excluding insurance increased 1.6% and was up 11% on a basis that adjusts for the prior quarter’s higher than usual asset management revenue and the impact of stock-based compensation for employees eligible to retire that is expensed each year in the first quarter. Adjusted insurance net income increased $40 million primarily due to the effects of unfavourable movements in long-term interest rates in the prior quarter.

Revenue increased $48 million or 7.0%. PCG revenue excluding insurance decreased a modest 1.4% but increased 3.5% on a basis that excludes the prior quarter’s higher than usual asset management revenues, driven by higher transaction volumes and higher fee-based revenue. Increased insurance revenue was primarily due to the effects of unfavourable movements in long-term interest rates in the prior quarter as there was only a modest benefit in the current quarter. Net interest income decreased primarily due to the impact of higher than usual asset management earnings in the first quarter. The weaker U.S. dollar decreased revenue by $4 million or 0.6%.

BMO Financial Group Second Quarter Report 2012 • 29

Adjusted non-interest expense decreased $4 million or 0.9%. The prior quarter’s expenses included stock-based compensation costs for employees eligible to retire. The weaker U.S. dollar decreased expenses by $3 million or 0.6%.

Assets under management and administration improved by $10 billion or 2.4% from the prior quarter due to improved equity market conditions and new client assets.

Q2 YTD 2012 vs Q2 YTD 2011

Net income was $250 million, up $15 million or 6.2% from a year ago. Adjusted net income was $260 million, up $22 million or 9.2% from a year ago. Adjusted net income in PCG excluding insurance was $196 million, up $30 million or 18% from the prior year. Adjusted net income in insurance was $64 million, down $8 million or 12% from the prior year.

Revenue was $1,438 million, up $181 million or 14% from a year ago. Revenue in PCG excluding insurance was up 19% as higher revenues from our acquisitions and spread-based and fee-based products were partly offset by lower transaction volumes in brokerage. Insurance revenue declined primarily due to lower profit from new business and lower investment gains. The current year effects of unfavourable movements in long-term interest rates were largely offset by the prior year’s higher than usual earthquake-related reinsurance claims. Net interest income increased due to earnings from acquisitions, higher earnings from a strategic investment and higher private banking loan and deposit balances. The stronger U.S. dollar increased revenue by $7 million or 0.4%.

Non-interest expense was $1,110 million, up $176 million or 19%. Adjusted non-interest expense was $1,096 million, up $165 million or 18% primarily due to acquisitions. The stronger U.S. dollar increased expenses by $5 million or 0.4%.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	308	10	3%	21	7%	595	(44)	(7%)
Non-interest revenue	481	(46)	(9%)	(4)	(1%)	966	(179)	(16%)
Total revenue (teb)	789	(36)	(4%)	17	2%	1,561	(223)	(13%)
Provision for credit losses	24	(6)	(19%)	-	-	48	(12)	(19%)
Non-interest expense	471	5	1%	(12)	(2%)	954	(1)	-
Income before income taxes	294	(35)	(11%)	29	11%	559	(210)	(27%)
Provision for income taxes (teb)	69	(31)	(32%)	2	2%	136	(144)	(52%)
Reported net income	225	(4)	(1%)	27	14%	423	(66)	(13%)
Adjusted net income	226	(3)	(1%)	28	14%	424	(65)	(13%)

Trading Products revenue	473	(8)	(2%)	(40)	(8%)	986	(90)	(8%)
Investment and Corporate Banking revenue	316	(28)	(8%)	57	22%	575	(133)	(19%)
Return on equity	18.6%		(5.7%)		1.2%	18.0%		(7.1%)
Operating leverage	(5.5%)		nm		nm	(12.4%)		nm
Productivity ratio (teb)	59.7%		3.2%		(2.9%)	61.1%		7.6%
Adjusted productivity ratio (teb)	59.7%		3.3%		(2.9%)	61.1%		7.6%
Net interest margin on earning assets (teb)	0.65%		(0.12%)		0.04%	0.63%		(0.17%)
Average earning assets ($ billions)	192.6	33.1	21%	6.1	3%	189.5	28.1	17%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	241	(10)	(4%)	(3)	(1%)	485	(49)	(9%)
Non-interest expense	205	9	5%	5	2%	405	14	4%
Reported net income	14	(12)	(49%)	(7)	(37%)	35	17	94%
Adjusted net income	14	(12)	(48%)	(7)	(37%)	35	17	93%
Average earning assets (US$ billions)	70.8	12.7	22%	1.6	2%	70.0	11.5	20%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q2 2012 vs Q2 2011

Net income was $225 million, in line with the previous year. Revenue decreased $36 million or 4.4% from the levels of a year ago to $789 million. In the current quarter we saw solid investment banking activity, particularly in mergers and acquisitions, although not at the levels observed in the comparative period a year ago. Trading revenues improved this quarter, benefiting from more market opportunities relative to the same period in 2011, and revenues from our interest-rate-sensitive businesses were also higher. Offsetting these improvements were declines in equity underwriting fees, securities commissions and net investment securities gains. Early market stability eroded towards the end of the current quarter as uncertainty in Europe returned and there was slower than expected performance of the U.S. economy. The stronger U.S. dollar increased revenue by $9 million relative to a year ago.

There was a reduction in the provision for credit losses, which is charged to the groups on an expected loss basis. Non-interest expense increased $5 million or 1.1%, primarily due to increases in technology and support costs as a result of making investments to respond to the changing regulatory

30 • BMO Financial Group Second Quarter Report 2012

environment. This was partially offset by lower employee expenses. The stronger U.S. dollar increased expenses by $5 million relative to a year ago.

Return on equity was 18.6%, compared with 24.3% a year ago.

Q2 2012 vs Q1 2012

Net income increased $27 million or 14% from the previous quarter. Revenue was $17 million or 2.2% higher. Growth in revenue was driven by an improvement in the investment and corporate banking business, primarily merger and acquisition fees, as well as higher net investment securities gains. The weaker U.S. dollar decreased revenue by $7 million relative to the previous quarter.

Non-interest expense decreased $12 million as we continue to focus on expense management. Employee expenses were down, mainly because the first quarter of every year includes the costs of stock-based compensation for employees that are eligible to retire. A reduction in technology and support costs was partially offset by higher professional fees. The weaker U.S. dollar decreased expenses by $3 million relative to the previous quarter.

Q2 YTD 2012 vs Q2 YTD 2011

Net income decreased $66 million or 13% from the previous year to $423 million. Revenue was $223 million or 13% lower due to reductions in investment banking fees, securities commissions and net investment securities gains. Trading revenue also decreased compared to the very strong results in the first half of the prior year. The stronger U.S. dollar increased revenue by $11 million relative to a year ago.

There was a reduction in the provision for credit losses, which is charged to the groups on an expected loss basis.

Non-interest expense was relatively consistent with the prior year. Lower employee costs were partially offset by higher technology and support costs that arose in response to the changing regulatory environment. The stronger U.S. dollar increased expenses by $6 million relative to a year ago.

Return on equity was 18.0%, compared with 25.1% a year ago.

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income before group teb offset	79	86	+100%	(99)	(56%)	257	337	+100%
Group teb offset	(56)	(3)	(5)	(4)	(8%)	(108)	6	6%
Net interest income (teb)	23	83	+100%	(103)	(82%)	149	343	+100%
Non-interest revenue	149	(1)	(1%)	(38)	(21%)	336	150	80%
Total revenue (teb)	172	82	90%	(141)	(45%)	485	493	+100%
Provision for (recovery of) credit losses	(56)	(151)	(+100%)	55	50%	(167)	(380)	(+100%)
Non-interest expense	230	122	+100%	22	10%	438	258	69%
Profit before income taxes	(2)	111	+100%	(218)	(+100%)	214	615	+100%
Provision for (recovery of) income taxes (teb)	(93)	46	33%	(86)	(+100%)	(100)	217	69%
Reported net income	91	65	+100%	(132)	(59%)	314	398	+100%
Adjusted total revenue (teb)	(60)	(62)	(+100%)	-	-	(120)	(4)	(3%)
Adjusted provision for (recovery of) credit losses	(100)	(162)	(+100%)	61	38%	(261)	(436)	(+100%)
Adjusted non-interest expense	121	38	46%	55	83%	187	33	21%
Adjusted net income	21	47	+100%	(41)	(68%)	83	235	+100%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	89	109	+100%	(100)	(52%)	278	355	+100%
Provision for (recovery of) credit losses	(80)	(118)	(+100%)	68	47%	(228)	(351)	(+100%)
Non-interest expense	124	80	+100%	25	26%	223	178	+100%
Provision for (recovery of) income taxes (teb)	4	67	+100%	(61)	(96%)	69	215	+100%
Reported net income	41	80	+100%	(132)	(76%)	214	313	+100%
Adjusted net income	27	47	+100%	(76)	(74%)	130	212	+100%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results reflect the impact of certain asset-liability management activities, run-off structured credit activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology.

BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and provisions required under GAAP.

Technology and Operations

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

BMO Financial Group Second Quarter Report 2012 • 31

Financial Performance Review

T&O operating results are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined in the preceding description of the Corporate Services unit.

Corporate Services’ net income for the quarter was $91 million, an improvement of $65 million from a year ago. Corporate Services’ results reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the following Non-GAAP Measures section. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is included in the operating groups. The adjusting items include a restructuring charge of $23 million after tax to align our cost structure with the current and future business environment. This action to improve our efficiency is part of the broader effort underway in the bank to improve productivity.

Adjusted net income was $21 million, an improvement of $47 million from a year ago. Adjusted revenues were $62 million lower, mainly due to interest received on the settlement of certain tax matters in the prior year. Adjusted expenses were $38 million higher, primarily due to the impact of the acquired business. Adjusted provisions for credit losses were lower by $162 million. Corporate Services adjusted net income includes a $117 million

($72 million after-tax) recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, primarily due to the repayment of loans at amounts in excess of the fair value determined at closing. The accounting policy for purchased loans is discussed in the Purchased Loans section of Note 3 of the attached unaudited interim consolidated financial statements. The remaining decrease was attributable to improved credit conditions.

Corporate Services net income in the current quarter decreased $132 million relative to the first quarter. Adjusted net income decreased $41 million. Adjusted revenues were unchanged. Adjusted expenses were $55 million higher, mainly due to the timing of benefit costs and technology investment spending. Adjusted provisions for credit losses increased $61 million due to higher provisions charged to Corporate Services under our expected loss provisioning methodology and lower recoveries of credit losses on M&I purchased credit impaired loans.

Adjusted net income for the year to date was $83 million, an improvement of $235 million from a year ago. Adjusted revenues were $4 million lower. Adjusted expenses were $33 million higher primarily due to the impact of the acquired business. Adjusted provisions for credit losses were $436 million lower as a result of improved credit conditions. The year to date results include the $259 million ($160 million after-tax) recovery of provisions for credit losses on M&I purchased credit impaired loans.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

32 • BMO Financial Group Second Quarter Report 2012

GAAP and Related Non-GAAP Measures used in the MD&A (1)

(Canadian $ in millions, except as noted)	Q2-2012	Q1-2012	Q2-2011	YTD-2012	YTD-2011

Reported Results
Revenue	3,959	4,117	3,333	8,076	6,801
Non-interest expense	(2,499)	(2,554)	(2,030)	(5,053)	(4,088)
Pre-provision, pre-tax earnings	1,460	1,563	1,303	3,023	2,713
Provision for credit losses	(195)	(141)	(297)	(336)	(620)
Provision for income taxes	(237)	(313)	(193)	(550)	(455)
Net Income	1,028	1,109	813	2,137	1,638
Reported Measures
EPS ($)	1.51	1.63	1.32	3.14	2.66
Net income growth (%)	26.5	34.4	6.5	30.5	13.8
EPS growth (%)	14.4	21.6	4.8	18.0	11.8
Revenue growth (%)	18.8	18.7	9.0	18.7	11.7
Non-interest expense growth (%)	23.2	24.1	10.4	23.6	11.0
Productivity ratio (%)	63.1	62.0	60.9	62.6	60.1
Operating leverage (%)	(4.4)	(5.4)	(1.4)	(4.9)	0.7
Return on equity (%)	16.2	17.2	17.5	16.7	17.7

Adjusting Items (Pre-tax)
Credit-related items on the acquired M&I performing loan portfolio (2)	90	184	-	274	-
Run-off structured credit activities (3)	76	136	100	212	120
Hedge costs related to foreign currency risk on purchase of M&I	-	-	(11)	-	(11)
M&I integration costs (4)	(74)	(70)	(25)	(144)	(25)
Amortization of acquisition-related intangible assets (4)	(33)	(34)	(10)	(67)	(20)
Decrease (increase) in the collective allowance for credit losses	18	-	(32)	18	(38)
Restructuring costs (4)	(31)	(68)	-	(99)	-
Adjusting items included in reported pre-tax income	46	148	22	194	26

Adjusting Items (After-tax)
Credit-related items on the acquired M&I performing loan portfolio	55	114	-	169	-
Run-off structured credit activities	73	136	100	209	120
Hedge costs related to foreign currency risk on purchase of M&I	-	-	(8)	-	(8)
M&I integration costs	(47)	(43)	(17)	(90)	(17)
Amortization of acquisition-related intangible assets	(24)	(24)	(9)	(48)	(17)
Decrease (increase) in the collective allowance for credit losses	12	-	(23)	12	(27)
Restructuring costs	(23)	(46)	-	(69)	-
Adjusting items included in reported after-tax net income	46	137	43	183	51
EPS ($)	0.07	0.21	0.07	0.28	0.09

Adjusted Results (1)
Revenue	3,727	3,743	3,244	7,470	6,692
Non-interest expense	(2,357)	(2,378)	(1,994)	(4,735)	(4,043)
Pre-provision, pre-tax earnings	1,370	1,365	1,250	2,735	2,649
Provision for credit losses	(151)	(91)	(265)	(242)	(582)
Provision for income taxes	(237)	(302)	(215)	(539)	(480)
Adjusted net Income	982	972	770	1,954	1,587

Adjusted Measures (1) (5)
EPS ($)	1.44	1.42	1.25	2.86	2.57
Net income growth (%)	27.5	18.9	-	23.1	9.3
EPS growth (%)	15.2	7.6	(2.3)	11.3	6.6
Revenue growth (%)	14.9	8.5	6.1	11.6	9.9
Non-interest expense growth (%)	18.2	16.1	9.0	17.1	10.3
Productivity ratio (%)	63.2	63.5	61.5	63.4	60.4
Operating leverage (%)	(3.3)	(7.6)	(2.9)	(5.5)	(0.4)
Return on equity (%)	15.4	15.0	16.6	15.2	17.1
(1)	Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
(2)	Comprised of $152 million of net interest income, $44 million of specific provisions for credit losses and $18 million of collective provisions in Q2-2012; and $234 million of net interest income, $31 million of specific provisions for credit losses and $19 million of collective provisions in Q1-2012.
(3)	Substantially all included in trading revenue, in non-interest revenue.
(4)	Included in non-interest expense.
(5)	Amounts for periods prior to fiscal 2011 have not been restated to conform to IFRS. As a result, growth measures for 2011 may not be meaningful.

BMO Financial Group Second Quarter Report 2012 • 33

Non-GAAP Measures

Results and measures in the interim MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the preceding GAAP and Related Non-GAAP Measures used in the MD&A table. Management assesses performance on both a reported and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusted Net Income section.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions including the amortization of acquisition-related intangible assets, and are adjusted because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of the acquired business have been designated as adjusting items due to the significance of the amounts and the fact that they can impact trend analysis. Certain other items have also been designated as adjusting items due to their effects on trend analysis. They include changes in the collective allowance and credit-related amounts in respect of the acquired M&I performing loan portfolio, structured credit run-off activities and restructuring costs.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered an effective measure of added economic value. Income before provision for credit losses and income taxes (pre-provision, pre-tax earnings) is considered useful information as it provides a measure of performance that excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In the second quarter of 2012, adjusting items totalled a net benefit of $46 million after tax, comprised of a $55 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio (including $152 million in net interest income, net of a $62 million provision for credit losses and related income taxes of $35 million); an $18 million ($12 million after tax) decrease in the collective allowance; costs of $74 million ($47 million after tax) for the integration of the acquired business; a $33 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; the benefit of run-off structured credit activities of $76 million ($73 million after tax) primarily included in trading revenue; and a restructuring charge of $31 million ($23 million after tax) to align our cost structure with the current and future business environment. This action is part of the broader effort underway in the bank to improve productivity. The $62 million provision included in the credit-related items above included an $18 million increase in the collective allowance for credit losses on the acquired M&I performing loan portfolio. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($3 million after tax); P&C U.S. $21 million ($15 million after tax); Private Client Group $8 million ($5 million after tax); and BMO Capital Markets $1 million ($1 million after tax).

In the second quarter of 2011, adjusting items totalled a net benefit of $43 million after tax. Adjusting items consisted of a $25 million charge ($17 million after tax) for the integration costs of the acquired business; a $10 million ($9 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a $100 million benefit ($100 million after tax) from the results of run-off structured credit activities, primarily included in trading revenue; a $32 million ($23 million after tax) decrease in the collective allowance; and an $11 million charge ($8 million after tax) on the hedge of foreign currency risk on the purchase of M&I. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($3 million after tax); P&C U.S. $5 million ($4 million after tax); and Private Client Group $2 million ($2 million after tax).

In the first quarter of 2012, adjusting items totalled a net benefit of $137 million, comprised of a $114 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio (including $234 million in net interest income, net of a $50 million provision for credit losses and related income taxes of $70 million); costs of $70 million ($43 million after tax) for the integration of the acquired business; $136 million ($136 million after tax) benefit due to run-off structured credit activities, primarily included in trading revenue; a $34 million ($24 million after tax) charge for the amortization of acquisition-related intangible assets; and a restructuring charge of $68 million ($46 million after tax) related to restructuring parts of BMO Capital Markets to position it for the future. All of the above adjusting items were charged to Corporate Services except for the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $24 million ($17 million after tax); and Private Client Group $7 million ($5 million after tax).

34 • BMO Financial Group Second Quarter Report 2012

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2011 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 23, 2012, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 27, 2012, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 27, 2012.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Michael Chase, Director, michael.chase@bmo.com, 416-867-5452

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6423

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